EXHIBIT 2.1

AGREEMENT AND PLAN OF REORGANIZATION

by and among

Umpqua Bank

and

American Perspective Bank

April 9, 2012

TABLE OF CONTENTS

1. DEFINED TERMS	1
2. MERGER.	7
2.1 The Mergers	7
2.2 Exchange Procedures	8
2.3 Dissenters' Shares	8
3. DISCLOSURE SCHEDULES	8
4. REPRESENTATIONS AND WARRANTIES OF APB.	9
4.1 Organization, Standing and Authority; Deposits	9
4.2 Authorized and Outstanding Stock and Other Rights	9
4.3 Financial Statements; Internal Controls	9
4.4 Articles of Incorporation, Bylaws, Minutes	11
4.5 No Holding Company, Joint Venture, or Other Subsidiaries	11
4.6 Books and Records	12
4.7 Legal Proceedings	12
4.8 Compliance with Laws	12
4.9 Regulatory Matters	13
4.10 Loans	13
4.11 Commitments	14
4.12 Environmental Matters	14
4.13 No Material Adverse Effect; Other Changes	14
4.14 Regulatory Filings; No Defaults	14
4.15 Corporate and Shareholder Approval of Agreement, Binding Obligations	15
4.16 Takeover Laws	15
4.17 Tax Matters	15
4.18 Real Property, Leased Personal Property	16
4.19 Insurance	17
4.20 Intellectual Property	17
4.21 Contracts and Agreement; Defaults	17
4.22 Employee Benefits	18
4.23 Labor and Employment	19
4.24 Allowance for Loan Losses	19
4.25 Repurchase Agreements	20
4.26 Shareholder List	20
4.27 Interests of Directors and Others	20
4.28 Fairness Opinion; Brokers and Finders	20
4.29 Bank Secrecy Act; Anti-Money Laundering and OFAC and
Customer Information; Patriot Act; Transactions with Affiliates.	20
4.30 Risk Management Instruments.	21
4.31 APB Disclosure Schedule to this Agreement	21
5. REPRESENTATIONS AND WARRANTIES OF UMPQUA	21

5.1 Organization, Existence and Authority	21
5.2 Articles of Incorporation and Bylaws	21
5.3 Legal Proceedings	21
5.4 Regulatory Approvals; No Defaults	21
5.5 Corporate and Shareholder Approval of Agreement, Binding Obligations	22
5.6 UB Subsidiary	22
5.7 Brokers and Finders.	23
5.8 Umpqua Disclosure Schedule to this Agreement	23
6. COVENANTS OF APB	23
6.1 Forbearances of APB; Adverse Actions	23
6.2 No Solicitation	26
6.3 Takeover Laws and Provisions	27
6.4 Preservation of Business	27
6.5 Shareholder Approval	27
6.6 Consents and Regulatory Matters	27
6.7 Reports, Financial Statements and Additional Information	28
6.8 Taxes	28
6.9 Rights of Access	29
6.10 Allowance for Loan Losses	29
6.11 Policies	30
6.12 Updating and Correcting Information and the APB Disclosure Schedule	30
6.13 Other Actions	30
7. COVENANTS OF UMPQUA	30
7.1 Forbearances of Umpqua; Adverse Actions	30
7.2 Consents and Regulatory Matters	30
7.3 Updating and Correcting Information	31
7.4 Other Actions	31
7.5 Employee Matters	31
7.6 Indemnification of Directors and Officers; D&O Insurance	33
7.7 Formation and Obligations of UB Subsidiary	34
8. CONDITIONS TO OBLIGATIONS OF UMPQUA	34
8.1 APB Shareholder Approval	34
8.2 Dissenters	34
8.3 No Injunction	35
8.4 No Banking Moratorium	35
8.5 Regulatory Approvals	35
8.6 Other Consents	35
8.7 Continuing Accuracy of Representations and Warranties	35
8.8 Performance	35
8.9 No Material Adverse Effects	35
8.10 Certificate	35
8.11 Employee Agreements	35
8.12 Director Agreements	36
9. CONDITIONS TO OBLIGATIONS OF APB	36

9.1 Shareholder Approval	36
9.2 No Injunction	36
9.3 No Banking Moratorium	36
9.4 Regulatory Approvals	36
9.5 Other Consents	36
9.6 Continuing Accuracy of Representations and Warranties	36
9.7 Performance; Compliance	36
9.8 No Material Adverse Effects	36
9.9 Certificate	37
9.10 UB Subsidiary Joinder	37
10. CLOSING	37
11. TERMINATION.	37
11.1 Procedure for Termination	37
11.2 Effect of Termination	38
11.3 Documents	39
12. MISCELLANEOUS PROVISIONS.	39
12.1 Amendment or Modification	39
12.2 Public Statements	39
12.3 Confidentiality	39
12.4 Waivers and Extensions	39
12.5 Expenses	39
12.6 Financial Advisors	39
12.7 Binding Effect, No Assignment	39
12.8 Representations and Warranties	39
12.9 Remedies	39
12.10 No Benefit to Third Parties	39
12.11 Notices	40
12.12 Governing Law	40
12.13 Entire Agreement	40
12.14 Headings	41
12.15 Counterparts	41
12.16 Material Change	41
12.17 Survival	41

Exhibit A - Form of Employment Agreement

Exhibit B - Form of Director Agreement

Exhibit C - Agreement of Merger

Exhibit D - UB Subsidiary Joinder

AGREEMENT AND PLAN OF REORGANIZATION

This Agreement and Plan of Reorganization is entered into effective this 9th day of April, 2012 (this "Agreement"), by and among, Umpqua Bank ("Umpqua") and American Perspective Bank ("APB").

RECITALS:

A.              Umpqua is an Oregon state-chartered bank with its principal office at 445 SE Main Street, Roseburg, Oregon.

B.               UB Acquisition Subsidiary, Inc. ("UB Subsidiary") will be, as of the Effective Time, a California corporation with its principal office at One Capital Mall, Suite 600, Sacramento, California 95814, and will be, as of the Effective Time, a wholly owned subsidiary of Umpqua.

C.               APB is a California state-chartered bank, with its principal office at 4051 Broad Street, Suite 140, San Luis Obispo, California 93401.

D.              The Board of Directors of APB has determined that the Merger and the Second Merger (defined below) are advisable and in the best interests of APB's shareholders and has approved and adopted this Agreement, whereby Umpqua would acquire APB by means of a merger of UB Subsidiary with and into APB (the "Merger") on the terms and subject to the conditions set forth herein.

E.               Immediately following the Merger, Umpqua intends that APB, as the surviving bank in the Merger, shall be merged with and into Umpqua (the "Second Merger" and, together with the Merger, the "Transaction").

F.               The Board of Directors of Umpqua has determined that this Agreement, the Merger, and the Second Merger are consistent with Umpqua's business strategies and goals, and are in the best interests of Umpqua and its shareholder and has approved and adopted this Agreement.

G.              Umpqua has required, as a condition to its willingness to enter into this Agreement, that each of the executive officers of APB subject to a Change in Control Agreement enter into, effective as of the date of this Agreement, an Employment Agreement substantially in the form attached as Exhibit A, and Umpqua and each such executive officer have entered into the Employment Agreement, providing for the continued employment of the executive officers after the Closing.

H.              Umpqua has required, as a condition to its willingness to enter into this Agreement, that each of the directors of APB has, effective as of the date of this Agreement, entered into a Director Agreement substantially in the form attached as Exhibit B, and each director of APB has entered into a Director Agreement.

AGREEMENT

In consideration of the mutual premises, and of the representations and warranties, covenants and agreements herein contained, the parties hereby enter into this Agreement and agree as follows:

1. DEFINED TERMS. For purposes of this Agreement, the following terms shall have the definitions given:

(a)      "Acquisition Proposal" means any proposal or offer with respect to the following involving APB: (1) any merger, consolidation, share exchange, business combination or other similar transaction; (2) any sale, lease, exchange, pledge, transfer or other disposition of 25% or more of its consolidated assets or liabilities in a single transaction or series of transactions; (3) any tender offer or exchange offer for, or other acquisition of, 25% or more of the outstanding shares of its capital stock; or

(4) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing, other than the Merger provided for in this Agreement.

(b)             "ADA" has the meaning set forth in Section 4.18.

(c)              "Agreement" has the meaning set forth in the Preamble.

(d)             "Agreement of Merger" means the Agreement of Merger to be executed by UB Subsidiary and APB and delivered to the California Secretary of State for filing substantially in the form attached hereto as Exhibit C.

(e)              "APB" has the meaning set forth in the Preamble.

(f)              "APB Articles" means the articles of incorporation of APB, as amended.

(g)             "APB Board" means the board of directors of APB.

(h)             "APB Bylaws" means the bylaws of APB, as amended.

(i)               "APB Certificate" has the meaning set forth in Section 2.2.2.

(j)               "APB Common Stock" means the common stock of APB.

(k)             "APB Meeting" has the meaning set forth in Section 6.5.

(1)      "APB Off Balance Sheet Transaction" has the meaning set forth in Section 4.3(i).

(m)           "APB Preferred Stock" means the serial preferred stock of APB.

(n)             "APB Property" has the meaning set forth in Section 4.12.

(o)             "APB Real Property" has the meaning set forth in Section 4.18.

(p)             "APB Restricted Share Award" has the meaning set forth in Section 2.1.5.

(q)             "APB Stock Plan" means the American Perspective Bank 2007 Restricted Share Plan.

(r)              "APB Subsidiary" is a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, APB.

(s)              "APB Welfare Plans" has the meaning set forth in Section 7.5

(t)              "California Commissioner" means the Commissioner of the California Department of Financial Institutions.

(u)             "Cash Consideration" has the meaning set forth in Section 2.1.4.

(v)             "CGCL" means the California General Corporation Law.

"Change in Control Agreement" means those certain Change in Control Agreements by and between APB and each of Mark R. Andino, Mark A. Crawford and Thomas R. Strait

(x)              "COBRA" has the meaning set forth in Section 4.22(0.

(y)              "Code" means the Internal Revenue Code of 1986, as amended.

(z)              "Confidentiality Agreement" means the letter agreement, dated as of January 23, 2012, by and between Umpqua and APB.

(aa)     "Continuing Employees" has the meaning set forth in Section 7.5.

(bb)     "Contract" means any agreement, contract, undertaking, obligation, instrument, note, power of attorney, evidence of indebtedness, purchase order, quotation, license or other commitment, whether oral or written, express or implied.

(cc)     "Director Agreement" means the Voting, Non-Solicitation and Non-Competition Agreement entered into effective as of the date hereof by and between Umpqua and each of the directors of APB.

(dd)     "Disclosure Schedule" has the meaning set forth in Section 3.

(ee)     "Dissenters' Shares" has the meaning set forth in Section 2.1.4.

(ff)     "Dissenting Shareholder" means any holder of Dissenters' Shares.

(gg)     "Effective Date" is the date on which the Effective Time occurs, as provided for in Section 10.

(hh)     "Effective Time" is the time on the Effective Date as provided for in Section 2.1.2.

(ii)     "Employee Benefit Plans" means all bonus, deferred compensation, incentive compensation, stock purchase, stock option, restricted stock, stock appreciation, stock-based, employment or consulting, severance pay or benefit, retention, change in control, savings, retiree medical or life insurance, medical insurance, life or other insurance, vacation, welfare benefit, fringe benefit, cafeteria, retirement, supplemental retirement, profit-sharing or pension benefit plan, program, agreement or arrangement, and each other employee benefit or compensation plan, program, agreement or arrangement, sponsored, maintained or contributed to or required to be contributed to by APB or any APB Subsidiary, or by any trade or business, whether or not incorporated, that together with APB or any APB Subsidiary would be deemed a "single employer" under Section 414 of the Code (an "ERISA Affiliate") or as to which APB, any APB Subsidiary, or any ERISA Affiliate has, or may have, any liability or obligation, contingent or otherwise, whether written or oral and whether legally binding or not.

(jj)     "Employment Agreement" means the Employment Agreements, each substantially in the form attached hereto as Exhibit A, by and between Umpqua and each of the executive officers of APB subject to a Change in Control Agreement.

(kk)    "Environmental Laws" means all applicable local, state and federal environmental, health and safety laws and regulations, including, without limitation, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Federal Clean Air Act, and the Occupational Safety and Health Act, each as amended, the regulations promulgated thereunder, and their respective state counterparts.

(11)   "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

(mm)   "ERISA Affiliate" has the meaning set forth within the definition of Employee Benefit Plans.

(nn)   "Exchange Act" means the Securities Exchange Act of 1934, as amended, and, to the extent the context requires, the rules promulgated thereunder.

(oo)   "Exchange Agent" has the meaning set forth in Section 2.2.1.

(pp)   "FDIC" means the Federal Deposit Insurance Corporation.

(qq)   "FHA" means the Federal Housing Administration.

(rr)   "FHLMC" means the Federal Home Loan Mortgage Corporation.

(ss)   "FNMA" means the Federal National Mortgage Association.

(tt)   "FRB" means the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of San Francisco.

(uu)   "GAAP" accounting principles generally accepted in the United States.

(vv)   "GNMA" means the Government National Mortgage Association.

(ww)   "Governmental Authority" means any court, administrative agency or commission or other federal, state or local governmental authority or instrumentality, and includes all Regulatory Authorities.

(xx)   "Hazardous Material" means, collectively, (i) any "hazardous substance" as defined by Comprehensive Environmental Response, Compensation and Liability Act, (ii) any "hazardous waste" as defined by the Resource Conservation and Recovery Act, as amended through the date hereof, and (iii) other than common office supplies, any pollutant or contaminant or hazardous, dangerous or toxic chemical, material or substance within the meaning of any other applicable Federal, state or local law, regulation, ordinance or requirement (including consent decrees and administrative orders) relating to or imposing liability or standards of conduct concerning any hazardous, toxic or dangerous waste, substance or material, all as now in effect.

(yy)   "Indemnification Agreements" means those certain Indemnification Agreements by and between APB and APB directors or executive officers.

(zz)   "Intellectual Property" means trademarks, service marks, brand names, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations and applications to register the foregoing; inventions, discoveries and ideas; patents and applications for patents; nonpublic information, trade secrets and confidential information and rights to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not; and registrations or applications for registration of copyrights; and any similar intellectual property or proprietary rights.

(aaa) "KBW Fee" has the meaning set forth in Section 12.6.

(bbb) "Knowledge" means the actual knowledge after reasonable investigation (i) with respect to APB, by the executive officers and directors of APB and (ii) with respect to Umpqua, by the directors and any officer with the title of not less than a senior vice president.

(ccc) "Lien" means any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance of any kind.

(ddd) "Loan" means a written or oral agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) payable to APB.

(eee) "Local Barriers Acts" has the meaning set forth in Section 4.18.

(fff) "Material Adverse Effect" has the meaning set forth in Section 12.16.

(ggg) "Material Contracts" means those Contracts on the APB Disclosure Schedule listed under Section 4.21 or Contracts that should have been listed on the APB Disclosure Schedule pursuant to Section 4.21.

(hhh) "Merger" has the meaning in the Recitals.

(iii) "Mergers" means the Merger and the Second Merger.

(jjj) "Order" has the meaning set forth in Section 8.3.

(kkk) "Oregon Director" means the Director of the Oregon Department of Consumer and Business Services acting by and through the Administration of the Division of Finance and Corporate Securities.

(111) "OSHA" has the meaning set forth in Section 4.18.

(mmm) "PBGC" means the Pension Benefit Guaranty Corporation.

(nnn) "Pension Benefit Plan" has the meaning set forth in Section 4.22(d).

(ooo) "Person" means an individual, bank, corporation, partnership, limited liability company, joint venture, trust, unincorporated association or organization, government body, agency or instrumentality, or any other entity or group. For purposes of this definition, the meaning of the term "group" shall be determined in accordance with Section 13(d)(3) of the Exchange Act and the rules promulgated thereunder.

(ppp) "Previously Disclosed" by a party means information set forth in its Disclosure Schedule. Disclosure of any information, agreement, or other item in a party's Disclosure Schedule referenced by a particular Section in this Agreement shall, should the existence of such information, agreement, or other item or its contents be relevant to any other Section, be deemed to be disclosed with respect to that Section if it is reasonably clear that such disclosure applies to such Section.

(qqq) "Regulatory Authority" means any federal, state or local governmental agency or authority charged with the supervision or regulation of financial institutions and their subsidiaries (and including their holding companies) or issuers of securities (including, without limitation, the Oregon Director, the California Commissioner, the FRB and the FDIC).

(rrr) "Rights" means, with respect to APB, securities or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of APB.

(sss) "SBA" means the Small Business Administration of the Department of Commerce.

(ttt) "SEC" means the Securities and Exchange Commission.

(uuu) "Second Merger" has the meaning in the Recitals.

(vvv) "Surviving Bank" has the meaning set forth in Section 2.1.1.

(www) "Takeover Laws" and "Takeover Provisions" have the meanings set forth in Section 4.16.

(xxx) "Tax" or "Taxes" means any and all federal, state, local or foreign taxes, charges, fees, levies, duties, tariffs, imposts, other assessments and other similar fees or similar charges, however denominated (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto), the liability for which is imposed by any government or taxing authority, by contractual agreement, as a result of being a member of any affiliated, consolidated, combined, unitary or similar group, as a successor to or transferee of another person, or otherwise including, without limitation, all income, franchises, windfall or other profits, gross receipts, license, property, sales, use, service, service use, capital stock, payroll, employment, social security, disability, severance, workers' compensation, employer health, unemployment compensation, net worth, excise, withholding, estimated, severance, occupation, customs, duties, fees, ad valorem, property, environmental, stamp, transfer, value added, gains, license, registration, recording and documentation fees or other taxes, custom duties, fees, assessments or charges of any kind whatsoever.

(yyy) "Tax Return" or "Tax Returns" means returns, declarations, reports, statements, elections, estimates, claims for refund, information returns or other documents (including, without limitation, any related or supporting schedules, exhibits, statements or information, any amendment to the foregoing, and any sales and use and resale certificates) filed or required to be filed in connection with the determination, assessment, payment, deposit, collection or reporting of any Taxes of any party or the administration of any laws, regulations or administrative requirements relating to any Taxes.

(zzz) "Total Cash Consideration" means the Cash Consideration multiplied by the shares of APB Common Stock (in an amount not to exceed 4,473,919 shares) outstanding as of the Effective Date.

(aaaa) "UB Subsidiary" has the meaning set forth in the Preamble.

(bbbb) "UB Subsidiary Joinder" has the meaning set forth in Section 7.7.

(cccc) "Umpqua" has the meaning set forth in the Preamble.

(dddd) "Umpqua Group Plans" has the meaning set forth in Section 7.5.

(eeee) "Umpqua Severance Plan" has the meaning set forth in Section 7.5.

(ffff) "Umpqua Welfare Plans" has the meaning set forth in Section 7.5.

(gggg) "VA" means the Veterans Administration.

(hhhh) "Welfare Benefit Plan" has the meaning set forth in Section 4.22(b).

2. MERGER.

2.1   The Mergers.

2.1.1   On and subject to the terms and conditions of this Agreement and the Agreement of Merger, UB Subsidiary shall be merged with and into APB at the Effective Time, whereupon the separate existence of UB Subsidiary shall cease and APB shall be the surviving entity (the "Surviving Bank"). The directors and officers of UB Subsidiary shall become the directors and officers of Surviving Bank at and as of the Effective Time. The Articles of Incorporation and Bylaws of APB will be the Articles of Incorporation and Bylaws of Surviving Bank. From and after the Effective Time, the

Surviving Bank shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of APB and UB Subsidiary.

2.1.2   Subject to the satisfaction or waiver of the conditions set forth in Section 8 and Section 9, the Merger shall become effective upon the occurrence of the filing of the Agreement of Merger with the Secretary of State of the State of California as required under the CGCL, or such later date and time as may be set forth in such filings (the time the Merger becomes effective on the Effective Date being referred to as the "Effective Time").

2.1.3   At and as of the Effective Time, each outstanding share of UB Subsidiary common stock shall be converted into one share of the Surviving Bank with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Bank.

2.1.4   At and as of the Effective Time, automatically by virtue of the Merger and without any action on the part of any Person, (A) each share of APB Common Stock (other than Dissenters' Shares) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive $10.00 in cash without interest (the "Cash Consideration") and (B) all shares of APB Common Stock that are "dissenting shares" within the meaning of CGCL § 1300 ("Dissenters' Shares") shall be converted into the right to receive payment with respect thereto in accordance with the provisions of the CGCL and shall not be converted into or represent a right to receive Cash Consideration unless and until such shares have lost their status as dissenting shares under CGCL § 1300, at which time each such share shall be converted into the right to receive the Cash Consideration. As of the Effective Time, all such shares of APB Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Cash Consideration to be paid in accordance with Section 2.2.

2.1.5   Following the receipt of all approvals required to effect the Merger and the Second Merger, and proximately prior to the Effective Time, consistent with the APB 2007 Restricted Share Plan, by virtue of the Merger and without any action on the part of any holder of an award of restricted shares of APB Common Stock granted pursuant to the provisions of the APB 2007 Restricted Share Plan (an "APB Restricted Share Award"), each outstanding APB Restricted Share Award shall become fully vested and the associated shares of APB Common stock shall be issued and become outstanding.

2.1.6   Immediately following the Merger, Umpqua shall cause the Surviving Bank to be merged with and into Umpqua, with Umpqua the resulting bank.

2.2   Exchange Procedures.

2.2.1   Prior to the Effective Date, Umpqua shall appoint an exchange agent reasonably acceptable to APB (the "Exchange Agent") for the purpose of exchanging shares of APB Common Stock, whether in certificate or electronic form (other than Dissenters' Shares), for Cash Consideration as required by Section 2.1. Prior to the Effective Date, Umpqua will issue and deliver to the Exchange Agent the Total Cash Consideration.

2.2.2   Promptly after the Effective Time, Umpqua shall cause the Exchange Agent to mail to each holder of record of shares (other than holders of Dissenters' Shares) a notice advising such holders of the effectiveness of the Merger, including appropriate transmittal materials specifying that delivery shall be effected, and risk of loss and title to certificates for shares of APB Common Stock ("APB Certificates") shall pass, only upon delivery of the APB Certificates (or affidavits of loss in lieu thereof, as provided in Section 2.3.5) and instructions for surrendering the APB Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent. Upon surrender for cancellation to the Exchange Agent of one or more APB Certificates, accompanied by a duly executed letter of transmittal in proper form, the Exchange Agent shall deliver to each holder of such surrendered APB Certificates checks for payment of Cash Consideration, less any taxes required to be withheld with respect thereto.

2.2.3   Until APB Certificates have been surrendered and exchanged for Cash Consideration as herein provided, each outstanding APB Certificate shall be deemed, for all corporate purposes of Umpqua, to represent only the amount of Cash Consideration into which the shares of APB Common Stock were exchanged pursuant to Section 2.1.4. In the event of a transfer of ownership of shares of APB Common Stock that is not registered in the transfer records of APB, a check for the Cash Consideration to be paid upon due surrender of the APB Certificate may be paid to such a transferee if the APB Certificate formerly representing such shares is presented to the Exchange Agent, accompanied by all documents required by Umpqua and the Exchange Agent to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable.

2.2.4   Cash delivered to the Exchange Agent (together with any interest thereon) and not issued pursuant to this Section 2.2 at the end of twelve months from the Effective Date shall be returned to Umpqua, subject to California escheatment laws, in which event the persons entitled thereto shall look only to Umpqua for payment thereof.

2.2.5   Notwithstanding anything to the contrary set forth in this Agreement, if any holder of APB Common Stock shall be unable to surrender his or her APB Certificates because such certificates have been lost or destroyed, such holder may deliver in lieu thereof a lost stock certificate affidavit and an indemnity bond in customary amount together with a surety, each in a form and substance reasonably satisfactory to Umpqua or the Exchange Agent.

2.3   Dissenters' Shares. Any Dissenting Shareholder who shall be entitled to be paid the fair market value of such shareholder's shares of APB Common Stock, as provided in Section 1300 of the CGCL, shall not be entitled to Cash Consideration in respect thereof unless and until such Dissenting Shareholder shall have failed to perfect or shall have effectively withdrawn or lost such Dissenting Shareholder's right to dissent from the Merger under the CGCL, and shall be entitled to receive only the payment provided for by Section 1300 of the CGCL with respect to such Dissenters' Shares.

3. DISCLOSURE SCHEDULES.

On or prior to the date hereof, APB has delivered to Umpqua a schedule and Umpqua has delivered to APB a schedule (each respectively, its "Disclosure Schedule") setting forth, among other things, items, the disclosure of which are necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section 4 or Section 5 or to one or more of its respective covenants contained in Section 6 or Section 7; provided, however, the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception, fact, event or circumstance, or that such item is reasonably likely to have, or result in, a Material Adverse Effect on the party making the representation. The Disclosure Schedules shall be subject to the confidentiality requirements of the Confidentiality Agreement. All information received by APB from Umpqua pursuant to the terms of this Agreement shall be kept in strictest confidence and will be used only for the purpose of completing the transactions contemplated by this Agreement.

4. REPRESENTATIONS AND WARRANTIES OF APB.

Subject to Section 3 and except as Previously Disclosed in a paragraph of its Disclosure Schedule corresponding to the relevant paragraph below, APB represents and warrants to Umpqua and UB Subsidiary as follows:

4.1   Organization, Standing and Authority; Deposits. APB is a California state-chartered bank, duly organized, validly existing and in good standing under the laws of the State of California and has all requisite corporate power and authority to own, lease, and operate all its properties and assets and carry on its business in the manner now being conducted. APB is qualified to do business and is in good standing in every jurisdiction in which such qualification is required except where the failure to so qualify or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to APB. APB is an "insured bank" as defined in the Federal Deposit Insurance Act ("FDIA") and applicable regulations promulgated thereunder and the deposit accounts of APB are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due.

4.2   Authorized and Outstanding Stock and Other Rights. The authorized capital stock of APB consists of (i) 5,000,000 shares of APB Preferred Stock, of which no shares are issued or outstanding as of the close of business on April 6, 2012, and (ii) 15,000,000 shares of APB Common Stock, of which 4,404,370 shares are outstanding as of the close of business on April 6, 2012. The outstanding shares of APB Common Stock have been duly authorized, are validly issued and outstanding, fully paid and non-assessable, and are not subject to any preemptive rights and were not issued in violation of any preemptive rights. No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which holders of APB Common Stock may vote are issued or outstanding. As of the date hereof, (i) there are no shares of APB Common Stock or preferred stock authorized and reserved for issuance other than those 242,343 shares reserved for issuance under the APB 2007 Restricted Share Plan, (ii) APB does not have any Rights issued or outstanding with respect to APB Common Stock or APB Preferred Stock and (iii) APB does not have any commitment to authorize, issue or sell any APB Common Stock or APB Preferred Stock other than up to 65,549 shares of APB Common Stock pursuant to the terms of outstanding restricted share awards under the APB 2007 Restricted Share Plan.

4.3   Financial Statements; Internal Controls.

(a)     APB has previously delivered to Umpqua true and complete copies of (A) its balance sheets as of December 31, 2009, 2010 and 2011 and the related statements of operations, stockholders' equity and cash flows for the fiscal years then ended, audited by Perry-Smith LLP or Crowe Horwath LLP, including the footnotes thereto, if any, additional or supplemental information supplied therewith and the report prepared in connection therewith by the independent certified public accountants auditing such financial statements; and (B) its interim monthly financial reports and financial statements for the period beginning after December 31, 2011 and ended on February 29, 2012, which are included in Section 4.3(a) of the APB Disclosure Schedule. The documents described in clauses (A) and (B) above

(collectively, the "APB Financial Statements"): (i) are true, complete and correct in all material respects; (ii) are in accordance with the books and records of APB; (iii) present fairly and accurately in all material respects the assets, liabilities, revenues, expenses and financial condition of APB as of the dates thereof, and the results of operations for the periods then ended; (iv) were prepared on a consistent basis throughout the periods involved; and (v) have been prepared in accordance with GAAP (or in accordance with regulatory accounting principles to the extent different from GAAP and required by a Regulatory Authority to which APB is subject).

(b)             APB does not have any material liability (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected on or reserved against the consolidated balance sheet of APB for the year ended December 31, 2011 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2011, or in connection with this Agreement and the transactions contemplated hereby.

(c)              The records, systems, controls, data and information of APB are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of APB (subject to APB's contract for service bureau technology services) or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on the system of internal accounting controls described in Section 4.3(f).

(d)             Since December 31, 2011, (A) through the date hereof, neither APB nor, to APB's Knowledge, any director, officer, employee, auditor, accountant or representative of APB has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of APB or its internal accounting controls, including any material complaint, allegation, assertion or claim that APB has engaged in questionable accounting or auditing practices, and (B) no attorney representing APB, whether or not employed by APB, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by APB or any of its officers, directors, employees or agents to the Board of Directors of APB or any committee thereof or to any director or officer of APB. APB has delivered or made available to Umpqua copies of all management or other letters delivered to APB by its independent accountants in connection with any of the financial statements of APB or by such accountants or any consultant regarding the internal controls or internal compliance procedures and systems of APB issued at any time since January 1, 2009, and will make available for inspection by Umpqua or its representatives, at such times and places as Umpqua may reasonably request, reports and working papers produced or developed by such accountants or consultants, subject to the approval, terms, and conditions of those accountants or consultants.

(e)              Since December 31, 2009, APB has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, required to be filed with any Regulatory Authority (collectively, the "Regulatory Filings") and all other material reports and statements required to be filed, including, without limitation, any report or statement required to be filed pursuant to the laws of the United States and the rules and regulations of any Regulatory Authority, and has paid all fees and assessments due and payable in connection therewith. As of their respective dates, each of such reports, registrations and statements were (i) true and complete in all material respects (or was amended so as to be so promptly following discovery of any discrepancy), (ii) complied in all material respects with all the laws, rules and regulations of the applicable Regulatory Authority with which they were filed and (iii) none contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(f)                APB maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate actions are taken with respect to any differences. APB has disclosed, based on its most recent evaluation prior to the date hereof, to its auditors and the audit committee of its Board of Directors (1) any significant deficiencies in the design or operation of internal controls which could adversely affect in any material respect its ability to record, process, summarize and report financial data and has identified for its auditors any material weaknesses in internal controls and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls.

(g)               Since December 31, 2011, APB has not incurred any liability other than in the ordinary course of business consistent with past practice or as otherwise contemplated by this Agreement.

(h)               Since December 31, 2011, (A) APB has conducted its business in the ordinary and usual course consistent with past practice, (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of this Section 4.3 or otherwise), has had or could be reasonably likely to have a Material Adverse Effect on APB; and (C) APB has not suffered a change in its business, financial condition or results of operations since December 31, 2011 that has had a Material Adverse Effect on APB.

(i)                 Section 4.3(i) of the APB Disclosure Schedule sets forth a true and complete list of all affiliated APB entities, including without limitation all special purpose entities, limited purpose entities and qualified special purpose entities, in which APB or any APB Subsidiary or any executive officer or director of APB or any APB Subsidiary has an economic or management interest. Section 4.3(i) of the APB Disclosure Schedule also sets forth a true and complete list of all transactions, arrangements, and other relationships between or among any such APB affiliated entity, APB, any APB Subsidiary, and any executive officer or director of APB or any APB Subsidiary that are not reflected in the consolidated financial statements of APB (each, an "APB Off Balance Sheet Transaction"), along with the following information with respect to each such APB Off Balance Sheet Transaction: (i) the business purpose, activities, and economic substance; (ii) the key terms and conditions; (iii) the potential risk to APB or any APB Subsidiary; (iv) the amount of any guarantee, line of credit, standby letter of credit or commitment, or any other type of arrangement, that could require APB or any APB Subsidiaries to fund any obligations under any such transaction; and (v) any other information that could reasonably have a Material Adverse Effect on APB or any APB Subsidiary.

4.4   Articles of Incorporation, Bylaws, Minutes. The copies of the APB Articles and the APB Bylaws delivered to Umpqua and included in Section 4.4 of the APB Disclosure Schedule are true and correct copies of such documents, each as amended and restated as of the date hereof. APB is not in violation of any provision of its Articles of Incorporation or Bylaws. The minute books of APB contain all minutes that have been approved of all meetings and all consents evidencing actions taken without a meeting by its Board of Directors (and any committees thereof) and by its shareholders and such minutes and consents are accurate in all material respects. APB has delivered to Umpqua true, correct and complete copies of the minute books of APB from January 1, 2009, through the date hereof.

4.5   No Holding Company, Joint Venture, or Other Subsidiaries. No corporation or other entity is registered, or is required to be registered, as a bank holding company under the Bank Holding Company Act of 1956, as amended, because of ownership or control of APB. Except as noted herein below, APB does not beneficially own (within the meaning of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder), directly or indirectly, any shares of capital stock, equity securities or similar interests of any other Person. The only APB Subsidiary is listed on Section 4.5 of the

APB Disclosure Schedule. Other than with respect to any APB Subsidiary, and other than as collateral for a Loan, APB is not a part of, nor does APB have any interest in, any joint venture, limited liability company, trust, general or limited partnership of any kind. Any APB Subsidiary has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified except where the failure to be so licensed or qualified would not constitute a Material Adverse Effect. APB owns all the issued and outstanding equity securities of any APB Subsidiary, and no equity securities of any APB Subsidiary are or may become required to be issued by reason of any Right or otherwise. There are no contracts, commitments, understandings or arrangements by which any APB Subsidiary is or may be bound to sell or otherwise transfer any equity securities or relating to its rights to vote or to dispose of such securities. All equity securities of any APB Subsidiary held by APB are fully paid and non-assessable and are owned by APB free and clear of any Liens.

4.6   Books and Records. The books and records of APB have been fully, properly and accurately maintained in all material respects, have been maintained in accordance with ordinary business practices in the banking industry, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein and they fairly reflect the substance of events and transactions included therein. Such books and records comply in all material respects with applicable legal, regulatory and accounting requirements.

4.7   Legal Proceedings. There is no action, suit, audit, proceeding, claim or investigation (whether judicial, arbitral, administrative or other) pending or, to the Knowledge of APB, threatened against or affecting APB or any APB Subsidiary, nor is there any judgment, decree, injunction, rule or order of any Governmental Authority or arbitration outstanding against APB or any APB Subsidiary, other than as disclosed in Section 4.7 of the APB Disclosure Schedule.

4.8   Compliance with Laws.

(a)              APB is in material compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act ("CRA") (which includes a CRA Rating of APB of "satisfactory" or better), the Consumer Credit Protection Act, the Home Mortgage Disclosure Act, Fair Credit Reporting Act, Home Mortgage Disclosure Act, Truth-in-Lending Act, Regulation Z promulgated by the FRB, and the Real Estate Settlement Procedures Act of 1974, and all other applicable fair lending, fair housing, anti-redlining, equal credit opportunity, truth-in-lending, real estate settlement procedures, fair credit reporting laws and other laws relating to discriminatory business practices.

(b)             APB has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted except where the failure to make any such filing would not constitute a Material Adverse Effect; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to APB's Knowledge, no suspension or cancellation of any of them is threatened; and

(c)              APB has not received, since December 31, 2007, any notification or communication from any Governmental Authority (A) asserting that APB is not in material compliance with any of the statutes, regulations, or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit, or governmental authorization (nor, to APB's Knowledge, do any grounds for any of the foregoing exist).

(d)             APB is in material compliance with any applicable services or any other requirements of the FHA, VA, FNMA, GNMA, FHLMC, SBA or any private mortgage insurer which insured or guaranteed any loans owned by APB or as to which either has sold to other investors, and with respect to such loans APB has not done or failed to do, or caused to be done or omitted to be done, any act the effect of which act or omission impairs or invalidates (i) any FHA insurance or commitments of the FHA to insure, (ii) any VA guarantee or commitment of the VA to guarantee, (iii) any SBA guarantees or commitments of the SBA to guarantee, (iv) any private mortgage insurance or commitment of any private mortgage insurer to insure, (v) any title insurance policy, (vi) any hazard insurance policy, or (vii) any flood insurance policy required by the National Flood Insurance Act of 1968, as amended.

4.9   Regulatory Matters. Neither APB nor its properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any Regulatory Authority charged with the supervision or regulation of financial institutions and their subsidiaries (including their holding companies) or issuers of securities. APB has not been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission nor to its Knowledge has any Regulatory Authority commenced an investigation in connection therewith. APB is, and there has not been any event or occurrence since December 31, 2011, that could reasonably be expected to result in a determination that APB is not, "well capitalized" as a matter of United States federal banking law.

4.10   Loans. Each loan reflected as an asset in the APB Financial Statements and each balance sheet date subsequent thereto (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests that have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors' rights and to general equity principles. As of December 31, 2011, APB is not a party to a loan, including any loan guaranty, with any director, executive officer or 5% shareholder of APB or any Person controlling, controlled by or under common control with any of the foregoing other than as disclosed on Section 4.10 of the APB Disclosure Schedule. All loans and extensions of credit that have been made by APB that are subject to Section 22(h) of the Federal Reserve Act, as amended, or to the FRB's Regulation 0 comply therewith. Section 4.10 of the APB Disclosure Schedule sets forth a listing, as of February 29, 2012, by account, of: (A) all loans (including loan participations) of APB that have been accelerated by APB during the past twelve months; (B) all loan commitments or lines of credit of APB that have been terminated by APB during the past twelve months by reason of a default or adverse developments in the condition of the borrower or other events or circumstances affecting the credit of the borrower; (C) each borrower, customer or other party which has notified APB during the past twelve months of, or has asserted against APB, in each case in writing, any "lender liability" or similar claim, and, to the Knowledge of APB, each borrower, customer or other party which has given APB any oral notification of, or orally asserted to or against APB, any such claim; (D) all loans, (1) that are contractually past due 90 days or more in the payment of principal and/or interest, (2) that are on non-accrual status, (3) that are classified as "Other Loans Specially Mentioned," "Special Mention," "Substandard," "Doubtful," "Loss," "Classified," "Criticized," "Watch list" or words of similar import, together with the principal amount of and accrued and unpaid interest on each such loan and the identity of the obligor thereunder, (4) where, during the past three years, the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower's ability to pay in accordance with such initial terms, or (5) where a specific reserve allocation exists in connection therewith, and (E) all assets classified by APB as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure.

4.11   Commitments. Section 4.11 of the APB Disclosure Schedule sets forth a list of each outstanding commitment, including outstanding letters of credit, repurchase agreements and unfunded agreements to lend of APB, as of February 29, 2012, in an amount of $250,000.00 or more.

4.12   Environmental Matters. To APB's Knowledge, except as set forth in Section 4.12 of the APB Disclosure Schedule, neither the conduct nor operation of APB or any APB Subsidiary nor any condition of any property presently or previously owned, leased or operated by any of them (including, without limitation, in a fiduciary or agency capacity), or on which any of them holds a Lien (collectively, "APB Property"), violates or violated Environmental Laws and to APB's Knowledge, no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in liability under Environmental Laws. To APB's Knowledge, neither APB nor any APB Subsidiary has generated, used, manufactured, treated or stored any Hazardous Material in, on, or at any property presently or previously owned, leased or operated by any of them in violation of any Environmental Law. Except as set forth in Section 4.12 of the APB Disclosure Schedule, neither APB nor any APB Subsidiary has received any notice from any Person that APB or any APB Subsidiary or the operation or condition of any property ever owned, leased, operated, or held as collateral or in a fiduciary capacity by any of them are in violation of or otherwise are alleged to have liability under any Environmental Law, including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on, beneath, or originating from any such property. Neither APB nor any APB Subsidiary is the subject of any action, claim, litigation, dispute, investigation or other proceeding with respect to violations of, or liability under, any Environmental Law. To APB's Knowledge, APB and any APB Subsidiary have timely filed all reports and notifications required to be filed with respect to all of its operations and properties presently or previously owned, leased or operated by any of them and has generated and maintained all required records and data under all applicable Environmental Laws. To APB's Knowledge, and except as would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect with respect to APB, there has been no: presence, use, generation, handling, treatment, storage, release, threatened release, migration or disposal of Hazardous Material on APB Property.

4.13   No Material Adverse Effect; Other Changes. Since December 31, 2011 APB has not suffered a change in its business, financial condition or result of operations that has had or that would reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect with respect to APB. No cash, stock or other dividends, or other distributions with respect to capital stock, have been declared or paid by APB, nor has APB purchased or redeemed any of its shares since December 31, 2011. Since December 31, 2011, APB has not sold any investment securities except as necessary to provide liquidity, manage interest rate risk, or as otherwise consistent with past practices.

4.14   Regulatory Filings; No Defaults.

(a)      No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by APB in connection with the execution, delivery or performance by APB of this Agreement or to consummate the Merger except for: (A) filings of applications, notices and this Agreement or the Agreement of Merger with, or requests for approvals or waivers from, as applicable, the Oregon Director, FDIC and California Commissioner; (B) the filing of the Agreement of Merger with the Oregon Director and the Secretary of State of the State of California; (C) the approval of the Merger by the affirmative vote of a majority of the outstanding shares of APB Common Stock entitled to vote thereon at the APB Meeting; (D) the third party consents set forth in Section 4.21 of the APB Disclosure Schedule. As of the date hereof, APB has no Knowledge of any reason why the approvals set forth in Section 9.4 will not be received without the imposition of a condition, restriction or requirement of the type described in Section 9.4.

(b)      Subject to compliance with the matters referred to in the preceding paragraph and the expiration of the related waiting periods, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of APB or to which APB or its properties is subject or bound, (B) constitute a breach or violation of, or a default under APB's Articles of Incorporation or Bylaws, or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

4.15   Corporate and Shareholder Approval of Agreement, Binding Obligations. APB has all requisite corporate power to execute and deliver and, subject to the satisfaction of the conditions set forth at Sections 8 and 9, perform its obligations under this Agreement, including the execution and filing of the Agreement of Merger with the Oregon Director or Secretary of State of the State of Oregon and the California Commissioner or Secretary of State of the State of California, and to consummate the Merger in accordance with the terms of this Agreement. Subject to the affirmative vote of a majority of the outstanding shares of APB Common Stock entitled to vote thereon at the APB Meeting, which is the only shareholder vote required to approve this Agreement pursuant to applicable California law and the APB Articles, this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of APB and APB's Board of Directors prior to the date hereof. This Agreement has been duly executed and delivered by APB and is a valid and legally binding obligation of APB, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles and except as enforceability may be limited by Section 8(b)(6)(D) of the Federal Deposit Insurance Act).

4.16   Takeover Laws. APB has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any "moratorium," "control share," "fair price," "affiliate transaction," "business combination" or other antitakeover laws and regulations of any state (collectively, "Takeover Laws"), including, without limitation, the State of California, applicable to it. APB has taken all action required to be taken by it in order to make this Agreement and the transactions contemplated hereby comply with, and this Agreement and the transactions contemplated hereby do comply with, the requirements of any articles, sections or provisions of the APB Articles or the APB Bylaws concerning "business combination," "fair price," "voting requirement," "constituency requirement" or other related provisions (collectively, the "Takeover Provisions").

4.17   Tax Matters.

(a)              APB has duly and timely filed all Tax Returns required to be filed with respect to all applicable Taxes, and all such Tax Returns are true, correct and complete in all material respects.

(b)             (A) APB has timely paid all Taxes due and payable, whether or not shown on any Tax Return and whether or not a Tax Return was required to be filed, (B) APB has established reserves in the APB Financial Statements for Taxes which are sufficient for the payment of all unpaid Taxes as of the dates thereof, whether or not such Taxes are disputed or are yet due and payable, for or with respect to the period, and APB shall not have any material liability for Taxes in excess of such reserves, (C) to the Knowledge of APB, APB has withheld and paid to the proper taxing authority all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent consultant, creditor, member or other third party, (D) to the Knowledge of APB, APB has no material liability for Taxes payable for or with respect to any periods prior to and including the Effective Time in excess of the amounts actually paid prior to the Effective Time or reserved for in the APB Financial Statements, and (E) to the Knowledge of APB, no claim has ever been made by any taxing authority in any jurisdiction in which APB does not file Tax Returns that APB is or may be subject to taxation by that jurisdiction.

(c)              APB has furnished or otherwise made available to Umpqua true and correct copies of all Tax Returns and all written communications relating to any such Tax Returns or to any deficiency or claim proposed and/or asserted, irrespective of the outcome of such matter, but only to the extent such Tax Returns or items relate to tax years which are currently subject to an audit, investigation, examination or other proceeding, or with respect to which the statute of limitations has not expired.

(d)             (A) APB is not a party to any agreement relating to the sharing, allocation or payment of, or indemnity for, Taxes, and (B) APB is not and has not been a member of an affiliated group filing consolidated or combined Tax Returns (other than a group of which APB is or was the common parent) or otherwise has any liability for the Taxes of any Person under Treasury Regulations section 1.1502-6 (or similar provision of state, local or foreign law).

(e)              (A) All deficiencies asserted or assessments made as a result of any Tax audit, investigation, examination or other proceeding have been paid in full, (B) there are no current audits, investigations or examinations with respect to any Tax Returns of APB, and APB has not received any notice that any such audit, investigation or examination is threatened or pending, and (C) no waivers of or extensions of the statutes of limitation (with respect to collection or assessment of Taxes) have been given by or requested with respect to any Taxes of APB.

(f)              (A) APB has disclosed on its Tax Returns all positions taken therein that could reasonably be expected to give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code (or any similar provision under any state, local, or foreign tax law), (B) APB has not engaged in any "reportable transactions" as defined in Section 6707A of the Code, and (C) to the knowledge of APB, APB is in material compliance with, and their records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and tax withholding requirements under federal, state, and local tax laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code.

(g)             (A) APB has not been a party to any distribution occurring during the last three years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied, (B) APB has not entered into a written agreement with any taxing authority or is subject to an adjustment under Section 481(a) of the Code that would have a material impact on the calculation of Taxes after the Effective Time, and (C) APB is not, has not been within the applicable period set forth in Section 897(c)(1)(A)(ii) of the Code, and shall not be as of the Closing Date, a "United States real property holding corporation" (as that term is defined under Section 897 of the Code).

4.18   Real Property, Leased Personal Property. Except as set forth in Section 4.18 of the APB Disclosure Schedule, APB has good and marketable title, free and clear of all liens, encumbrances, charges, defaults or equitable interests to all of the properties and assets, real and personal, reflected on the APB Financial Statements as being owned by APB as of December 31, 2011 or acquired after such date, except (i) statutory liens for amounts not yet due and payable, (ii) pledges to secure deposits and other liens incurred in the ordinary course of banking business, (iii) such imperfections of title, easements, encumbrances, liens, charges, defaults or equitable interests, if any, as do not affect the use of properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, (iv) dispositions and encumbrances in the ordinary course of business consistent with past practice, and (v) liens on properties acquired in foreclosure or on account of debts previously contracted. All leases pursuant to which APB, as lessee, leases real or personal property (except for leases that have expired by their terms or that APB has agreed to terminate since the date hereof) are valid without default thereunder by the lessee or, to APB's Knowledge, the lessor. Section 4.18 of the APB Disclosure Schedule includes a list of all the real property owned or leased by APB and all real property held by APB as of the date hereof as other real estate owned (the "APB Real Property"). All buildings and structures on the APB Real Property, the equipment located thereon, and the real and personal property leased by APB, are in good operating condition and in a good state of repair (ordinary wear and tear excepted). The APB Real Property is in material compliance with all applicable zoning laws and building codes. There are no pending or, to the Knowledge of APB, threatened condemnation proceedings against the APB Real Property. APB has not received any written notices alleging violations of the Americans with Disabilities Act of 1990 ("ADA"), Title 24 of the California Code of Regulations, California Building Standard Code and all similarly motivated state and local laws ("Local Barriers Acts") or the Occupational Health and Safety Act of 1970 ("OSHA"), any notices of claims made or threatened in writing regarding noncompliance with the ADA or Local Barriers Acts, or any written notices of any governmental or regulatory actions or investigations instituted or threatened regarding noncompliance with the ADA or Local Barriers Acts.

4.19   Insurance. APB is insured with reputable insurers against such risks and in such amounts as the management of APB reasonably has determined to be prudent in accordance with industry practices. All such insurance policies are in full force and effect; APB is not in material default thereunder; and all claims thereunder have been filed in due and timely fashion. Section 4.19 of the APB Disclosure Schedule lists all of the insurance policies, binders or bonds maintained by APB or any APB Subsidiary. No insurer has advised APB or any APB Subsidiary that it intends to materially reduce coverage or materially increase any premium under any such policy or that coverage is not available (or that it will contest coverage) for any material claim made against APB or any APB Subsidiary.

4.20   Intellectual Property. APB owns or has valid licenses to use all Intellectual Property which APB considers to be material to its business taken as a whole, and has not received written notice of infringement or violation of any Intellectual Property that would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect with respect to APB.

4.21   Contracts and Agreement; Defaults.

(a)      Except as set forth in APB's Disclosure Schedule, neither APB nor any APB Subsidiary is a party to or bound by any Contract: (i) involving commitments to others to make capital expenditures or capital asset purchases or capital asset sales in excess of $50,000 in any one case or $150,000 in the aggregate in any prospective period of 12 consecutive months; (ii) relating to any direct or indirect indebtedness for borrowed money except as a creditor in the ordinary course of business (including loan agreements, lease purchase arrangements, guarantees, agreements to purchase goods or services or to supply funds or other undertakings on which others rely in extending credit), or any conditional sales contracts, chattel mortgages, equipment lease agreements and other security arrangements with respect to personal property, other than contracts entered into in the ordinary course of business consistent with past practice and policies; (iii) any employment, severance, consulting or management services contract or any confidentiality or proprietary rights contract with any employee or other service provider of or to APB; (iv) containing covenants limiting the freedom of APB to compete in any line of business or with any individual, bank, corporation, partnership, limited liability company, joint venture, trust, unincorporated association or organization, government body, agency or instrumentality, or any other entity or in any area or territory; (v) any partnership, joint venture, limited liability company arrangement or other similar agreement; (vi) any profit sharing, stock option, stock purchase, stock appreciation, deferred compensation, issuance, or other plan or arrangement still in effect (or pursuant to which APB has any remaining obligation to any party) for the benefit of APB's current or former directors, officers, employees, and other service providers; (vii) any material license agreement, either as licensor or licensee, or any other contract of any type relating to any patent, trademark or trade name; (viii) with any director, officer or key employee of APB or any arrangement under which APB has advanced or loaned any amount to any of their directors, officers, and employees; (ix) whether exclusive or otherwise, with any sales agent, representative, franchisee or distributor involving money or property, other than Contracts entered into in the ordinary course of business consistent with past practice and policies; (x) other than this Agreement and the ancillary agreements being executed in connection with this Agreement, providing for the acquisition or disposition of any portion of APB; (xi) that requires the payment of royalties; (xii) under which the consequences of a breach, violation or default would reasonably be expected to have a Material Adverse Effect on APB or would prohibit or materially delay the consummation of the transactions contemplated by this Agreement; (xiii) pursuant to which APB has any obligation to share revenues or profits derived from APB with any other entity; (xiv) between (i) APB, on the one hand, and any officer, director, employee or consultant of APB, or any natural person related by blood or marriage to such natural person, on the other hand, and (ii) APB, on the one hand, and any employee of APB, on the other hand; (xv) that would entitle any present or former director, officer employee or agent of APB or any APB Subsidiary to indemnification from APB or any APB Subsidiary; (xvi) that gives rise to any benefits to any other person as a result of the consummation of the Merger or the Second Merger; and (xvii) any other legally binding contract not of the type covered by any of the other items of this Section 4.21 involving money or property and having an obligation in excess of $150,000 in the aggregate in any period of 12 consecutive months.

(b)      All of the Material Contracts are in full force and effect and are legal, valid,

binding and enforceable in accordance with their terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles) (i) as to APB or any APB Subsidiary, as the case may be, and (ii) to the Knowledge of APB, as to the other parties to such Material Contracts. Except as disclosed in APB's Disclosure Schedule, APB, and to the Knowledge of APB, each other party to the Material Contracts, has in all material respects performed and is performing all obligations, conditions and covenants required to be performed by it under the Material Contracts. Neither APB nor, to the Knowledge of APB, another party, is in violation, breach or default of any material obligation, condition or covenant under any of the Material Contracts, and neither APB nor, to the Knowledge of APB, another party, has received any notice that any of the Material Contracts will be terminated or will not be renewed. APB has not received from or given to any other Person any notice of default or other violation under any of the Material Contracts, nor, to the Knowledge of APB, does any condition exist or has any event occurred which with notice or lapse of time or both would constitute a default thereunder.

4.22   Employee Benefits.

(a)              Section 4.22(a) of the APB Disclosure Schedule is a true and complete list of each Employee Benefit Plan and true and correct copies of each Employee Benefit Plan have been furnished to Umpqua.

(b)             The only "employee welfare benefit plans" (as defined in Section 3(1) of ERISA) sponsored or maintained by APB or any ERISA Affiliate, or to which APB or any ERISA Affiliate contributes ("Welfare Benefit Plan") or are required to contribute, are as set forth Section 4.22(b) of the APB Disclosure Schedule.

(c)              Except as disclosed in Section 4.22(c) of the APB Disclosure Schedule, there are no Contracts, agreements, arrangements, undertakings or commitments maintained or agreed to by either of APB or provision of any Employee Benefit Plan that provide for or could result in the payment to any APB employee or director or former employee or director of any money or other property rights or that would accelerate the vesting or payment of such amounts or rights to any such person as a result of the consummation of transactions contemplated by this Agreement. No such payment or acceleration set forth in Section 4.22(c) of the APB Disclosure Schedule could be characterized as an "excess parachute payment" within the meaning of Code Section 280G.

(d)             APB is, and has since inception been, in substantial compliance in all material respects with, and each Employee Benefit Plan is and has been operated substantially in accordance with its provisions and in compliance with the applicable laws, rules and regulations governing such Employee

Benefit Plan. All material governmental approvals for the Employee Benefit Plans have been obtained. To the Knowledge of APB, there are no threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any Employee Benefit Plan, which would, individually or in the aggregate, have or be reasonably expected to have a Material Adverse Effect with respect to APB.

(e)              Neither APB nor any ERISA Affiliate has maintained any benefit plan that is subject to title 1, subtitle B, part 3 of ERISA, a plan intended to qualify as a pension, profit-sharing or stock bonus plan under Section 401(a) of the Code, or any other retirement plan, program or arrangement.

(f)              Each Welfare Benefit Plan has been administered to date in material compliance with the requirements of the claims procedure of the Code and ERISA. All reports required by any government agency and disclosures to participants with respect to each Welfare Benefit Plan have been timely made or filed. Each Employee Benefit Plan is in material compliance with the governing instruments and applicable federal or state law. In particular, but without limitation, each Welfare Benefit Plan is in material compliance with federal law, including without limitation the health care continuation requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"). Except as set forth in Section 4.22(f) of the APB Disclosure Schedule, no Employee Benefit Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees or directors of APB beyond their retirement or other termination of service, other than (i) coverage mandated by applicable law, (ii) any deferred compensation benefits fully accrued as liabilities on the books of APB or (iii) benefits the full cost of which is borne by the current or former employee or director (or beneficiary thereof).

(g)             APB has not engaged in any transaction in violation of Section 406(a) or (b) of ERISA (for which no exemption exists under Section 408 of ERISA or for which no exemption has been granted by the Department of Labor or the Internal Revenue Service) or any "prohibited transaction" (as defined in Section 4975(c)(1) of the Code) for which no exemption exists under Section 4975(c)(2) or (d) of the Code or for which no exemption has been granted by the Department of Labor or the Internal Revenue Service, in each case which would, individually, or in the aggregate, have or be reasonably expected to have a Material Adverse Effect with respect to APB. To the Knowledge of APB, APB has not engaged in a transaction in connection with which APB or any ERISA Affiliate could be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material tax imposed pursuant to Section 4975 or 4976 of the Code.

(h)             Except as set forth in Section 4.22(h) of the APB Disclosure Schedule, to APB's Knowledge APB has not (i) granted to any person an interest in a "nonqualified deferred compensation plan" (as defined in Section 409A(d)(1) of the Code) which interest has been or, upon the lapse of a substantial risk of forfeiture with respect to such interest, will be subject to tax imposed by Section 409A(a)(1)(B) or (b)(4)(A) of the Code or (ii) modified the terms of any "nonqualified deferred compensation plan" in a manner that could cause an interest previously granted under such plan to become subject to the tax imposed by Section 409A(a)(1)(B) or (b)(4)(A) of the Code.

4.23   Labor and Employment. There is no labor strike, material dispute, slowdown or stoppage pending or, to the Knowledge of APB, threatened against APB, and to the Knowledge of APB there is no activity involving employees of APB or any APB Subsidiary to certify a collective bargaining unit or engage in other organizational activity. Neither APB nor any APB Subsidiary is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is APB or any APB Subsidiary the subject of a proceeding asserting that it or any such APB Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel APB or any APB Subsidiary to bargain with any labor organization as to wages or conditions of employment.

4.24   Allowance for Loan Losses. APB's allowance for loan losses, as established from time to time, equals or exceeds the amount required of APB as determined (i) by internal policies and procedures of APB for determining the allowance for loan losses; (ii) by applicable FDIC rules and guidance; and (iii) pursuant to GAAP. Except as set forth on Section 4.24 of the APB Disclosure Schedule, since December 31, 2011, APB has not reversed any provision taken for loan losses. APB has properly accounted for all impaired loans in accordance with internal policies of APB and in accordance with SFAS 114 in all material respects. The allowance for loan losses reflected on the APB Financial Statements, as of their respective dates, is adequate in all material respects under the requirements of GAAP to provide for reasonably estimated inherent losses on outstanding loans.

4.25   Repurchase Agreements. With respect to all agreements pursuant to which APB has purchased securities subject to an agreement to resell, if any, APB has a valid, perfected first lien or security interest in or evidence of ownership in book entry form of the government securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

4.26   Shareholder List. The list of shareholders of APB, provided to Umpqua, is a true and correct list of the names, addresses and holdings of all record holders of APB common stock as of the date of such list.

4.27   Interests of Directors and Others. No officer or director of APB has any material interest in any assets or property (whether real or personal, tangible or intangible), of or used in the business of APB other than as an owner of outstanding securities or deposit accounts of APB, or as borrowers under loans fully performing in accordance with their terms, which terms are no more favorable than those available to unaffiliated parties made at or about the same time.

4.28   Fairness Opinion; Brokers and Finders. APB has received the opinion of its financial advisor, Keefe, Bruyette & Woods, to the effect that, as of the date hereof, the Cash Consideration to be received by the holders of APB Common Stock in the Merger is fair to such holders from a financial point of view. A true and complete copy of such written opinion will be delivered to Umpqua as soon as possible. Except for the fees and related costs payable to Keefe Bruyette & Woods, pursuant to an engagement letter dated January 24, 2012, a true and correct copy of which has been provided to Umpqua, no action has been taken by APB that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment with respect to the transactions contemplated by this Agreement.

4.29   Bank Secrecy Act; Anti-Money Laundering and OFAC and Customer Information; Patriot Act; Transactions with Affiliates. APB is not aware of, has not been advised of, and has no reason to believe that any facts or circumstances exist, which would cause APB to be deemed (i) to be operating in violation in any material respect of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury's Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (ii) not to be in satisfactory compliance in any material respect with the applicable privacy and customer information requirements contained in any federal and state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by APB pursuant to 12 C.F.R. Part 364. APB is not aware of any facts or circumstances that would cause it to believe that any non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner that would cause APB or any APB Subsidiary to undertake any material remedial action. The APB Board has adopted and implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the Patriot Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the Patriot Act and the regulations thereunder, and APB has complied in all material respects with any requirements to file reports and other necessary documents as required by the Patriot Act and the regulations thereunder. APB, in all material respects, has timely and accurately filed all currency transaction reports required by the Bank Secrecy Act. APB has no covered transactions with affiliates within the meaning of Sections 23A and 23B of the Federal Reserve Act.

4.30   Risk Management Instruments. All material interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for APB's own account, or for the account of one or more of APB's customers (all of which are listed on Section 4.30 of the APB Disclosure Schedule), were entered into (i) in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (ii) with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of APB, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles), and is in full force and effect. Neither APB nor, to APB's Knowledge, any other party thereto, is in breach of any of its obligations under any such agreement or arrangement.

4.31  APB Disclosure Schedule to this Agreement. The information contained in the APB Disclosure Schedule to this Agreement prepared by or on behalf of APB or APB constitutes additional representations and warranties made by APB hereunder and is incorporated herein by reference. The copies of documents furnished as part of the APB Disclosure Schedule are true and correct copies and include all amendments, supplements and modifications thereto and all written waivers applicable thereunder.

5. REPRESENTATIONS AND WARRANTIES OF UMPQUA

Except as disclosed in one or more schedules to this Agreement delivered to APB prior to execution of this Agreement (the "Umpqua Disclosure Schedule"), Umpqua and UB Subsidiary represent and warrant to APB as follows:

5.1   Organization, Existence and Authority. Umpqua is an Oregon state-chartered bank duly organized, validly existing, and in good standing under the laws of the State of Oregon and has all requisite corporate power and authority to own, lease, and operate its properties and assets and carry on its business in the manner now being conducted and as proposed to be conducted. Umpqua is qualified to do business and is in good standing in every jurisdiction in which such qualification is required except where the failure to so qualify or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Umpqua.

5.2   Articles of Incorporation and Bylaws. The copies of the articles of incorporation and the bylaws of Umpqua and of Umpqua Holdings Corporation delivered to APB are true and correct copies of the articles of incorporation and bylaws of Umpqua and Umpqua Holdings Corporation, each as amended as of the date hereof. Neither Umpqua nor Umpqua Holdings Corporation is in violation of any provision of its articles of incorporation or bylaws.

5.3   Legal Proceedings. There are no actions, suits, proceedings, claims or governmental investigations pending or, to the Knowledge of Umpqua, threatened against or affecting Umpqua or Umpqua Holdings Corporation before any court, administrative officer or agency, other governmental body, or arbitrator that, if determined adversely to Umpqua or Umpqua Holdings Corporation, would reasonably be expected to prevent or materially hinder or delay the consummation of the transactions contemplated by this Agreement. Neither Umpqua nor Umpqua Holdings Corporation is a party to any material writ, order, judgment, award, injunction or decree, which would reasonably be expected to prevent or materially hinder or delay the consummation of the transactions contemplated by this Agreement.

5.4   Regulatory Approvals; No Defaults.

(a)                No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Umpqua or Umpqua Holdings Corporation in connection with the execution, delivery or performance by Umpqua of this Agreement or to consummate the Merger except for: (A) the filing of applications, notices and the Agreement of Merger, as applicable, with the Oregon Director, FDIC, FRB and California Commissioner; (B) the filing of the Agreement of Merger with the Oregon Director and the Secretary of State of the State of California; and (C) receipt of the approvals or waivers set forth in Section 9.4. As of the date hereof, Umpqua has no Knowledge of any reason why the approvals set forth in Section 9.4 will not be received without the imposition of a condition, restriction or requirement of the type described in Section 9.4.

(b)               Subject to compliance with the matters referred to in the preceding paragraph and the expiration of the related waiting periods, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Umpqua or to which Umpqua or its properties is subject or bound, (B) constitute a breach or violation of, or a default under Umpqua's or Umpqua Holdings Corporation's Articles of Incorporation or Bylaws, or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument, except in the case of clauses (A) and (C) as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Umpqua or to prevent or materially hinder or delay the consummation of the transactions contemplated by this Agreement.

5.5   Corporate and Shareholder Approval of Agreement, Binding Obligations. Umpqua has all requisite corporate power to execute, deliver and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement, and the transactions contemplated hereby, have been duly authorized by the Board of Directors of each of Umpqua and Umpqua Holdings Corporation. No other corporate action on the part of Umpqua is required to authorize this Agreement or the Agreement of Merger or the consummation of the transactions contemplated thereby. This Agreement has been duly executed and delivered by Umpqua and, assuming the accuracy of APB's representations and warranties, constitutes the legal, valid and binding obligation of Umpqua enforceable against Umpqua in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles. The principal terms of this Agreement have been approved by the sole shareholder of Umpqua.

5.6   UB Subsidiary. Upon the formation of UB Subsidiary and at the Effective Time, (i) UB Subsidiary will be a duly organized California corporation, validly existing and in good standing under the laws of the State of California, with full corporate power and authority to carry on its business as conducted as of the Effective Time and will be duly qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification and (ii) the outstanding shares of capital stock of UB Subsidiary will be validly issued, fully paid, non-assessable and owned directly by Umpqua. As of the Effective Time, UB Subsidiary will have been formed solely for the purpose of engaging in the Mergers contemplated by this Agreement and after its formation and prior to the Effective Time, will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein. UB Subsidiary will have, as of the Effective Time, all requisite corporate power and authority to enter into and perform all of its obligations under this Agreement and to consummate the Merger. The execution and delivery of this Agreement and the consummation of the Merger contemplated hereby will be as of the Effective Time duly and validly authorized by all necessary corporate action in respect thereof on the part of UB Subsidiary. This Agreement will constitute as of the Effective Time a legal, valid and binding agreement of UB Subsidiary, enforceable against UB Subsidiary in accordance with its terms subject, as to enforceability, to bankruptcy, insolvency and similar laws relating to or affecting creditors' rights, the supervisory and enforcement powers of applicable Governmental Authorities and general principles of equity.

5.7   Brokers and Finders. No action has been taken by Umpqua or Umpqua Holdings Corporation that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment with respect to the transactions contemplated by this Agreement.

5.8   Umpqua Disclosure Schedule to this Agreement. The information in the Umpqua Disclosure Schedule prepared by or on behalf of Umpqua constitutes additional representations and warranties made by Umpqua hereunder and is incorporated herein by reference. The copies of documents furnished as part of the Umpqua Disclosure Schedule are true and correct copies and include all amendments, supplements, and modifications thereto and all written waivers applicable thereunder.

6. COVENANTS OF APB.

6.1   Forbearances of APB; Adverse Actions. Except as expressly provided for in this Agreement or disclosed on the APB Disclosure Schedule, from the date hereof until the Effective Time, APB covenants to Umpqua and UB Subsidiary that, without first obtaining the written approval of Umpqua, which consent shall not be unreasonably withheld, APB will not, and will cause any APB Subsidiary not to:

(a)            amend, propose to amend or approve any amendment to the APB Articles or the APB Bylaws;

(b)           make, declare, pay or set aside for payment any dividend or distribution with respect to any shares of APB Common Stock;

(c)            adjust, split, combine, redeem, reclassify, redeem, purchase or otherwise acquire any shares of APB Common Stock;

(d)           issue, sell, deliver, grant or otherwise permit to become outstanding, or authorize the creation of, any: (i) shares of any class of stock of APB (other than the 4,404,370 shares of APB Common Stock outstanding as of the date hereof); (ii) securities convertible into any of such shares (other than the 65,549 shares of APB Common Stock represented by the APB Restricted Share Awards outstanding as of the date hereof); or (iii) Rights;

(e)            modify, accelerate vesting (except as may be required by the APB Stock Plan), reprice or extend the exercise date of any restricted stock or outstanding options, warrants or other rights to purchase or acquire shares;

(f)            implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or regulatory accounting principles;

(g)           except in the ordinary course of business consistent with past practice, borrow or incur any indebtedness for borrowed money;

(h)           knowingly incur, assume or become subject to, whether directly or by way of guarantee or otherwise, any liabilities of any other person;

(i)             cancel or agree to cancel any debts or claims having a value in excess of $50,000; although Umpqua's consent in this regard shall be deemed granted if Umpqua does not respond in writing within ten (10) business days after receiving written notification from APB;

(j)               (A) except in the ordinary course of business consistent with past practice, enter into or terminate any Material Contract or amend or modify in any material respect any of its Material Contracts, or (B) willfully violate, commit a breach of or default under any Material Contract to which it is a party or to which any of its assets may be subject;

(k)             (A) acquire an ownership or leasehold interest in any real property whether by foreclosure, deed in lieu of foreclosure or otherwise without making an environmental evaluation that, in its opinion, is reasonably appropriate; (B) other than in the ordinary course of business consistent with past practice (including other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith), acquire all or any portion of, the assets, business, deposits or properties of any other Person; or (C) sell, transfer, mortgage, lease or grant any preferential rights to lease, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business consistent with past practice;

(1) Knowingly violate in any material way any applicable law, regulation, ordinance, order, injunction or decree of any other requirements of any governmental body or court, relating to its assets or business;

(m)           Except pursuant to applicable law or regulation or as required by a Regulatory Authority or this Agreement, (A) implement or adopt any material change in its interest rate risk management and other risk management policies, procedures or practices; (B) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk; or (C) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk and other risk;

(n)             Except as set forth in Section 6.1(n) of the APB Disclosure Schedule, (A) increase the compensation payable to, or grant any salary or wage increase to, any officer, director, employee, consultant or agent of APB or any APB Subsidiary, other than (i) normal annual merit salary increases made in the ordinary course of business consistent in amount and timing with past practices to employees (other than executive officers), but not exceeding 5% in the aggregate or 5% for any individual employee (each based upon the February 29, 2012, aggregate salary figures delivered to Umpqua) or (ii) to satisfy Previously Disclosed contractual obligations existing as of the date hereof or changes required by applicable law; (B) pay any discretionary, incentive, retention or stay bonuses; (C) enter into or amend or renew any employment, consulting, severance, change-in-control or similar agreements or arrangements with any current or former officer, director, employee, consultant, agent or other service provider of APB or any APB Subsidiary; (D) make, or commit to make, any stay, retention or conversion bonus; (E) enter into, establish, adopt or amend (except as may be required by applicable law) any pension, retirement, stock option, restricted stock, stock purchase, stock appreciation, savings, profit sharing, deferred compensation, consulting, bonus, incentive, commission, severance, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any current or former director, officer, employee or other service provider of or to APB or any APB Subsidiary, or, except as contemplated by Section 2.1.5, take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder; (F) reimburse any officer or other employee for any income tax or penalty that would otherwise be payable by that officer or employee under Code Section 280G or any other statute or regulation; or (G) adopt a separation pay policy.

(o)             (A) except in the ordinary course of business through foreclosure or transfer in lieu thereof in the collection of Loans, acquire control of or any other ownership interest in any other

Person; (B) acquire control or ownership of all or a substantial portion of the assets of any of the foregoing; or (C) merge, consolidate or otherwise combine with any other corporation;

(p)             settle any claim, action or proceeding, whether pending or threatened, except for any claim, action or proceeding that does not create precedent for any other material claim, action or proceeding and that involves solely money damages in an amount, individually or in the aggregate for all such settlements, that is not material to APB; provided that Umpqua's consent in this regard shall be deemed granted if Umpqua does not respond in writing within ten (10) business days after receiving APB's written notification;

(q)           acquire, open, consolidate, relocate or close any office, branch or ATM;

(r)              make any capital expenditures, capital additions or capital improvements, or commitments with respect thereto, involving an amount in excess of $50,000 for any item or project or $150,000 in the aggregate;

(s)              (A) make, renew, commit to make, or materially modify any loan over $1,000,000 or a series of loans or commitments over $1,000,000 to any person or group of related persons, or renew, modify, amend or advance additional funds (except under preexisting commitments) on loans or to borrowers on APB loan watch lists, without in each case furnishing to Umpqua, within three (3) business days after such approval, a copy of the report provided to such APB Bank's loan committee, or (B) extend the loan maturity on any loan risk-rated substandard or worse beyond December 31, 2012 or six months following the expected Effective Date, whichever is later, or extend the loan maturity on any loan on non-accrual beyond December 31, 2012 or three months following the expected Effective Date, whichever is later; provided that Umpqua's consent in this regard shall be deemed granted if Umpqua does not respond in writing within ten (10) business days after receiving APB's written notification;

(t)              except for booking loans committed prior to the date of this Agreement, enter into or modify any agreement (except for renewals of previously disclosed indebtedness) which alone or together with all similar arrangements exceeds $250,000, with any director or executive officer of APB or APB, any person who, to the Knowledge of APB, owns more than five percent (5%) of the outstanding capital stock of APB or any business or entity in which such director, executive officer or beneficial owner has an ownership interest in excess of ten percent (10%) without furnishing a copy of the report provided to the APB Bank's loan committee to Umpqua within three (3) business days after such approval;

(u)             reverse any provision taken for loan losses;

(v)             sell any investment securities except as necessary to provide liquidity, to manage interest rate risk, for tax planning or reduction, or as otherwise consistent with past practices;

(w)            (A) make, change or revoke any material election in respect of Taxes, enter into any material closing agreement, settle any material claim or assessment in respect of Taxes or offer or agree to do any of the foregoing or surrender its rights to do any of the foregoing or to claim any refund in respect of Taxes, (B) file an amended Tax Return, or (C) fail to maintain the books, accounts and records of APB or any APB Subsidiary in accordance with past custom and practice, including without limitation, making the proper accruals for the KBW Fee (as defined in Section 12.6), Taxes, bonuses, vacation and other liabilities and expenses;

(x)             except, in each case, as may be required by applicable law or regulation knowingly take any action or suffer any omission of any nature that is intended or would be reasonably likely to result in: (A) any of APB's representations and warranties set forth in this Agreement being or becoming untrue or incorrect in any material respect at any time at or prior to the Effective Time, (B) any of the conditions set forth in Sections 8 and 9 not being satisfied, (C) a material violation of any provision of this Agreement, or (D) a material delay in the ability of Umpqua or APB to perform any of their obligations under this Agreement on a timely basis;

(y)             enter into any new material line of business or change its lending, investment, underwriting, risk, asset liability management, accounting, personnel, marketing, investment or other banking and operating policies, except as required by this Agreement or by applicable law, regulation or policies imposed by any Governmental Authority; or

(z)              agree or commit to do any of the foregoing.

6.2   No Solicitation.

(a)              After the date hereof, APB agrees that neither APB nor any APB Subsidiary, nor any of its respective officers and directors or the officers and directors of any of APB Subsidiary shall, and APB shall direct and use its reasonable best efforts to cause its employees and agents, including any investment banker, attorney or accountant retained by it or by any of its subsidiaries (collectively, its "Representatives") not to: (i) directly or indirectly, initiate, solicit or encourage, any inquiries or contact, or the making or implementation of any Acquisition Proposal, or (ii) except to the extent that the APB Board determines, in good faith, after consultation with its outside financial and legal advisors, that such action is required in order for the APB Board to comply with its fiduciary duties, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal or otherwise facilitate any effort or attempt to implement or make an Acquisition Proposal (and in any event; APB shall not provide any confidential information or data to any Person in connection with an Acquisition Proposal unless such Person shall have executed a confidentiality agreement on terms at least as favorable as those contained in the Confidentiality Agreement). Notwithstanding anything in this Agreement to the contrary, APB shall (i) promptly (but in no event later than 2 business days) advise Umpqua, orally and in writing, of (X) the receipt by it (or any of the other persons referred to above) of any Acquisition Proposal, or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, or any material modification of or material amendment to any Acquisition Proposal, or any request for nonpublic information relating to APB or for access to the properties, books or records of APB by any Person that informs the APB Board that it is considering making, or has made, an Acquisition Proposal and (Y) the material terms and conditions of such proposal or inquiry (whether written or oral) or modification or amendment to an Acquisition Proposal, and (ii) to the extent not in conflict with any contractual obligations, keep Umpqua fully informed of the status and details of any such proposal or inquiry and any developments with respect thereto. APB shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements in accordance with the terms thereof, and shall immediately take all steps necessary to terminate any approval that may have been heretofore given under any such provisions authorizing any Person to make an Acquisition Proposal.

(b)             APB shall immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Umpqua) conducted heretofore with respect to any of the foregoing, and shall use reasonable best efforts to cause all Persons other than Umpqua who have been furnished confidential information regarding APB in connection with the solicitation of or discussions regarding an Acquisition Proposal within the 12 months prior to the date hereof promptly to return or destroy such information. Neither APB nor the APB Board shall approve or take any action to render inapplicable to any Acquisition Proposal any applicable Takeover Laws or Takeover Provisions.

6.3   Takeover Laws and Provisions. APB will not take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Law and APB shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from, or, if necessary, challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect. APB will not take any action that would cause the transactions contemplated hereby not to comply with any Takeover Provisions and APB will take all necessary steps within its control to make those transactions comply with (or continue to comply with) the Takeover Provisions.

6.4   Preservation of Business. During the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, APB shall use its reasonable best efforts to: (i) conduct the business of APB in the ordinary and usual course, (ii) preserve intact APB's rights, franchises and APB's relationships and goodwill with customers, employees and others having business dealings with APB, (iii) keep available the services of APB's present officers, agents and employees, (iv) maintain APB's assets in accordance with good business practices, and (v) to cause each of the policies of insurance listed in the APB Disclosure Schedule to remain in effect between the date of this Agreement and the Effective Date.

6.5   Shareholder Approval. APB will take, in accordance with applicable law, the APB Articles and the APB Bylaws, all action necessary to convene a meeting of its shareholders (including any adjournment or postponement, the "APB Meeting"), as promptly as practicable, to consider and vote upon the adoption and approval of this Agreement, as well as any other matters required to be approved by the holders of APB's Common Stock for consummation of the Merger. The APB Board shall recommend that the shareholders of APB vote in favor of such adoption and approval. Notwithstanding the preceding sentence, in the event that subsequent to the date of this Agreement the APB Board determines after consultation with independent legal counsel that its fiduciary duties require it to withdraw, modify or qualify such recommendation, the APB Board may, prior to the APB Meeting, so withdraw, modify or qualify its adoption of this Agreement or such recommendation.

6.6   Consents and Re2ulatory Matters. APB will cooperate and use its reasonable best efforts to prepare all documentation, timely effect all filings and obtain, and to assist Umpqua in obtaining, all permits, approvals, consents, authorizations, waivers and orders of all third parties and Governmental Authorities, including the FDIC, FRB, the Oregon Director and California Commissioner, necessary to consummate the transactions contemplated by this Agreement. Subject to the terms and conditions set forth in this Agreement, APB shall cooperate with Umpqua and use reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party or any Governmental Authority in order to consummate the Mergers or any of the other transactions contemplated by this Agreement. Subject to applicable laws relating to the exchange of information, APB shall provide Umpqua an opportunity to review in advance, and to the extent practicable will consult with Umpqua and consider in good faith the views of Umpqua in connection with, all of the information relating to Umpqua that appears in any filing made with, or written materials submitted to, any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing rights, Umpqua shall act reasonably and as promptly as practicable. APB shall, upon request by Umpqua, furnish Umpqua with all information concerning itself, and its directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of APB or Umpqua to any third party or Governmental Authority in connection with the transactions contemplated by this

Agreement. Subject to applicable law, APB shall keep Umpqua apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing Umpqua with copies of notices or other communications received by APB, from any third party or Governmental Authority with respect to such transactions other than routine communications from employees and shareholders that do not indicate dissent from support of the transactions. Any initial filings with Governmental Authorities shall be made by Umpqua as soon as reasonably practicable after the execution hereof but, provided that APB has cooperated as described above, in no event later than 30 days after the date hereof.

6.7   Reports, Financial Statements and Additional Information.

(a)              During the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, APB shall timely file, between the date of this Agreement and the Effective Time, all reports required to be filed by it with any Regulatory Authorities having jurisdiction over APB, and APB shall deliver to Umpqua copies of all such reports and each other material report, schedule and other document filed by APB pursuant to federal or state banking laws promptly after the same are filed. Any financial statements contained in any reports to a Regulatory Authority shall be prepared in all material respects in accordance with requirements applicable to such reports.

(b)             During the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, APB will promptly deliver to Umpqua copies of: (i) title reports or a preliminary title report with respect to all real property owned by APB, including other real estate owned; (ii) approved minutes of meetings of APB's shareholders, the APB Board, and management or APB Board committees; (iii) APB's loan committee reports and reports of loan delinquencies, foreclosures and other adverse developments regarding loans; (iv) reports to APB's loan committee regarding developments with respect to other real estate owned or other assets acquired through foreclosure or action in lieu thereof; (v) minutes of executive sessions conducted by the boards and committees of APB to the extent minutes are prepared, redacted to eliminate matters protected by attorney-client privilege to the extent necessary to preserve such protection; (vi) all written communications to APB shareholders; and (vii) minutes of all meetings of APB's shareholders, the APB Board, and management or APB Board committees as promptly as reasonably practicable, it being understood that APB will use its commercially reasonable best efforts to timely prepare minutes for approval at subsequent meetings.

(c)              Promptly upon receipt thereof, APB will furnish to Umpqua copies of each annual, interim or special audit of the books of APB made by its independent auditors and copies of all internal control reports submitted to APB by such auditors in connection with each annual, interim or special audit of the books of APB made by such auditors.

(d)             During the period from the date of this Agreement to the Effective Time, APB shall promptly furnish Umpqua with copies of all monthly and other interim financial statements produced in the ordinary course of business as the same shall become available.

(e)              To the extent permitted by applicable law, APB will advise Umpqua promptly of the receipt of any examination report of any Regulatory Authority with respect to the condition or activities of APB.

(f)              With reasonable promptness, APB will furnish to Umpqua such additional financial data that APB possesses and as Umpqua may reasonably request, including without limitation, detailed monthly financial statements and loan reports.

6.8   Taxes. APB will prepare and file or cause to be prepared and filed in a manner consistent with past practice all Tax Returns (whether separate or consolidated, combined, group or unitary Tax Returns that include APB or any APB Subsidiary) that are required to be filed (with extensions) on or before the Effective Date and will promptly furnish copies thereof to Umpqua. Unless it is contesting the same in good faith and, if appropriate, has established reasonable reserves therefore, APB shall promptly pay all Taxes as due or otherwise lawfully levied or assessed upon it or any of its properties and withhold or collect and pay to the proper governmental authorities or hold in separate bank accounts for such payment all Taxes which are required by law to be so withheld or collected.

6.9   Rights of Access.

(a)            APB agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford Umpqua and Umpqua's officers, employees, counsel, accountants and other authorized representatives, such reasonable access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, tax returns and work papers of independent auditors, subject to the approval and terms and conditions effected by the independent auditors), files, properties, personnel and to such other information as Umpqua may reasonably request and APB agrees to furnish all other information concerning the business, properties and personnel of APB as Umpqua may reasonably request. In no event, however, is APB obligated to (i) provide access or disclose any information to Umpqua where such access or disclosure would violate any agreement not to disclose confidential information if APB shall have used its reasonable best efforts to obtain the consent of such third party to such inspection or disclosure; or (ii) disclose any information of APB protected by attorney-client privilege, but only to the extent necessary to preserve such protection.

(b)           No investigation by Umpqua of the business and affairs of APB shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to either party's obligation to consummate the transactions contemplated by this Agreement.

(c)            During the period from the date of this Agreement to the Effective Time, APB shall cause one or more of its representatives to confer with representatives of Umpqua and report the general status of its ongoing operations at such times as Umpqua may reasonably request. APB will promptly notify Umpqua of any material change in the normal course of its business or in the operation of its properties and, to the extent permitted by applicable law, of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving APB or any APB Subsidiary. Without limiting the foregoing, senior officers of APB shall meet with Umpqua officers on a reasonably regular basis (expected to be at least monthly) to review the financial and operational affairs of APB, in accordance with applicable law, and APB shall give due consideration to Umpqua's input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, Umpqua shall not under any circumstance be permitted to exercise control of APB prior to the Effective Time.

(d)           APB and Umpqua shall meet on a regular basis to discuss and plan for the conversion of the Bank's data processing and related electronic informational systems to those used by Umpqua, which planning shall include, but not be limited to, discussion of the possible termination by the Bank of third-party service provider arrangements effective at the Effective Time or at a date thereafter, non-renewal of personal property leases and software licenses used by APB in connection with its systems operations, retention of outside consultants and additional employees to assist with the conversion, and outsourcing, as appropriate, of proprietary or self-provided system services, it being understood that APB shall not be obligated to take any such action prior to the Effective Time and, unless APB otherwise agrees, no conversion shall take place prior to the Effective Time. In the event that APB takes, at the request of Umpqua , any action relative to third parties to facilitate the conversion that results in the imposition of any termination fees or charges, Umpqua shall indemnify APB for any such fees and charges, and the costs of reversing the conversion process, if for any reason the Merger is not consummated for any reason other than a breach of this Agreement by APB.

6.10   Allowance for Loan Losses. Prior to the Effective Date and expect as may be required by Section 6.11, APB will (i) make provisions to its allowance for loan, lease and credit losses that conform in all material respects to its internal policies and procedures, regulatory requirements and

GAAP; (ii) charge-off on a current basis all loans deemed to be uncollectible; and (iii) maintain materially appropriate classification and risk ratings for all loans.

6.11   Policies. Prior to the Effective Date, to the extent permitted by law, APB shall, consistent with GAAP and on a basis mutually satisfactory to it and Umpqua, modify and change its loan, investments, liquidity, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of Umpqua; provided, however, that APB shall not be obligated to take any such action pursuant to this Section 6.11 unless and until (i) Umpqua irrevocably acknowledges to APB in writing that all conditions to its obligation to consummate the Merger have been satisfied; and (ii) Umpqua irrevocably waives in writing any and all rights that it may have to terminate this Agreement and APB has obtained the approval of this Agreement from its shareholders.

6.12   Updating and Correcting Information and the APB Disclosure Schedule. APB shall promptly correct and supplement any information furnished under this Agreement so that such information shall be correct and complete in all material respects at all times, and shall include all facts necessary to make such information correct and complete in all material respects at all times, provided that any such correction that may result in a change to the APB Disclosure Schedule shall not be made without the prior written consent of Umpqua. APB shall give prompt notice to Umpqua of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to APB or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein. APB shall promptly inform Umpqua upon receiving notice of any legal, administrative, arbitration or other proceedings, demands, notices, audits or investigations by any Governmental Authority relating to the alleged liability of APB under any labor or employment law.

6.13   Other Actions. Subject to the terms and conditions of this Agreement, APB agrees to (i)

take or refrain from taking, or use its reasonable best efforts to effect or refrain from effecting, the actions set forth in Section 6.13 of the APB Disclosure Schedule, within the times set forth therein and (ii) use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby, including the satisfaction of the conditions set forth in Sections 8 and 9 hereof, and shall cooperate fully with Umpqua to that end.

7. COVENANTS OF UMPQUA.

7.1   Forbearances of Umpqua; Adverse Actions. Except as expressly provided for in this Agreement, from the date hereof until the Effective Time and except, in each case, as may be required by applicable law or regulation, Umpqua covenants to APB, that, without first obtaining the written approval of APB, which approval shall not be unreasonably withheld, Umpqua will not and will cause its Subsidiaries not to knowingly take any action or suffer any omission of any nature that is intended or would be reasonably likely to result in: (A) any of Umpqua's representations and warranties set forth in this Agreement being or becoming untrue or incorrect in any material respect at any time at or prior to the Effective Time, (B) any of the conditions set forth in Sections 8 and 9 not being satisfied, (C) a material violation of any provision of this Agreement except, in each case, as may be required by applicable law or regulation, or (D) a material delay in the ability of Umpqua or APB to perform any of their obligations under this Agreement on a timely basis.

7.2   Consents and Regulatory Matters. Umpqua will cooperate with APB, and use its reasonable best efforts to obtain, prepare all documentation, timely effect all filings and obtain, and to assist Umpqua in obtaining, all permits, approvals, consents, authorizations, waivers and orders of all third parties and Governmental Authority, including the FDIC, FRB, the Oregon Director and California

Commissioner, necessary to consummate the transactions contemplated by this Agreement. Subject to applicable laws relating to the exchange of information, Umpqua shall provide APB an opportunity to review in advance, and to the extent practicable will consult with APB and consider in good faith the views of APB in connection with, all of the information relating to APB that appears in any filing made with, or written materials submitted to, any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing rights, APB shall act reasonably and as promptly as practicable. Umpqua shall, upon request by APB, furnish APB with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of APB or Umpqua to any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. Subject to applicable law, Umpqua shall keep APB apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing APB with copies of notices or other communications received by Umpqua or any Umpqua Subsidiary, from any third party or any Governmental Authority with respect to such transactions. Any initial filing with Governmental Authorities shall be made by Umpqua as soon as reasonably practicable after the execution hereof but, provided that APB has cooperated as described in Section 6.6, in no event later than 30 days after the date hereof for the Bank Merger Application required by the FDIC and the Oregon Director.

7.3   Updating and Correcting Information. Umpqua will promptly correct and supplement any information furnished under this Agreement so that such information shall be correct and complete in all material respects at all times, and shall include all facts necessary to make such information correct and complete in all material respects at all times, provided that any such correction that may result in a change to the Umpqua Disclosure Schedule shall not be made without the prior written consent of APB. Umpqua shall give prompt notice to APB of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to Umpqua or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

7.4   Other Actions. Subject to the terms and conditions of this Agreement, Umpqua agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby, including the satisfaction of the conditions set forth in Sections 8 and 9 hereof, and shall cooperate fully with APB to that end.

7.5   Employee Matters.

(a)              From and after the Effective Time, Umpqua will honor in accordance with their terms as in effect immediately before the Effective Time all written agreements entered into prior to the date hereof and set forth on Section 7.5(a) of the APB Disclosure Schedule subject to any limitations imposed under applicable law or by any Regulatory Authority, provided, however, that such agreements may be amended or terminated in accordance with their terms and applicable law or by Schedule 6.13 of the APB Disclosure Schedule.

(b)             All employees of APB as of immediately prior to the Effective Time shall be employed by Umpqua immediately following the Effective Date (the "Continuing Employees"). Such employment of the Continuing Employees shall be subject to Umpqua's usual terms, conditions and policies of employment. To the extent that the Continuing Employees do not continue to be covered after the Effective Time by the Employee Benefit Plans that provide medical, dental and other welfare benefits (the "APB Welfare Plans"), (i) for the calendar year including the Effective Date, the Continuing Employees shall not be required to satisfy any deductible, co-payment, out-of-pocket maximum or similar requirements under the benefit plans maintained by Umpqua (the "Umpqua Group Plans") that provide medical, dental and other welfare benefits (collectively, the "Umpqua Welfare Plans") to the Continuing Employees to the extent of amounts previously credited for such purposes under the corresponding APB Welfare Plans and (ii) any waiting periods, pre-existing condition exclusions and requirements to show evidence of good health contained in such Umpqua Welfare Plans shall be waived with respect to the Continuing Employees (except to the extent any such waiting period, pre-existing condition exclusion, or requirement to show evidence of good health applied under the corresponding APB Welfare Plan in which the participant participated or was otherwise eligible to participate). Continuing Employees will be given credit for their service with APB from the date of most recent hire for purposes of eligibility and vesting purposes under the Umpqua Group Plans, solely to the extent permitted under the Umpqua Group Plans and to the extent that Umpqua makes such Umpqua Group Plans available to the Continuing Employees.

(c)              Except as otherwise provided in Section 7.5(a) with respect to individuals with employment or other written agreements that provide for severance payments, APB employees who by reason of the Merger become employees of Umpqua and are thereafter terminated other than for cause will be provided with severance benefits by Umpqua based on the Umpqua Bank Severance Policy in effect for similarly situated Umpqua employees at the time of termination (the "Umpqua Severance Plan"), a copy of the current plan is included in Section 7.5(c) of the Umpqua Disclosure Schedule. Continuing Employees will be given credit for their service with APB from the date of most recent hire for purposes of determining the amount of severance benefits under the Umpqua Severance Plan.

(d)             For purposes of vacation benefits and sick leave, service accrued with APB from the most recent hire date shall be credited for determining an employee's eligibility and length of vacation and sick leave under the Umpqua vacation or sick leave plan, and any vacation or sick leave taken prior to the Effective Date will be subtracted under the Umpqua plan from the employee's vacation entitlement for the calendar year in which the Effective Date occurs. APB employee sick leave accrued time and vacation accrued time prior to the Effective Date will be carried forward, with prospective accruals based upon Umpqua vacation or sick leave plans or policies.

(e)              For purposes of participation in Umpqua bonus plans, profit sharing plans and arrangements, and similar benefits, APB employees shall receive credit for length of service accrued with APB from the most recent hire date and (except as may otherwise be provided in written employment contracts) shall be entitled to participate in such plans, arrangements and similar benefits then made available to similarly situated Umpqua employees beginning at the Effective Time. Umpqua will establish a retention plan for select APB employees pursuant to which Umpqua, in its sole discretion, may offer retention bonuses to APB employees payable in amounts and at times determined by Umpqua. Amounts accrued by APB pursuant to its incentive bonus plan will not be paid out prior to the Effective Time; Umpqua, in its sole discretion, will either (i) adopt APB's incentive bonus plan and apply such accrued amounts in accordance with such plan or (ii) place APB employees that participate in APB's incentive bonus plan in an Umpqua incentive program for similarly situated employees and apply such accrued amounts to such plan.

(f)              Notwithstanding anything contained herein to the contrary, (i) Umpqua is not obligated to continue to employ any employee of APB for any period of time following the Effective Date, (ii) nothing in this Agreement shall limit the ability of Umpqua from revising, amending or terminating any Employee Benefit Plan, Umpqua Welfare Plan, Umpqua Group Plan or other employee benefit plan, program or policy from time to time, (iii) nothing in this Agreement shall be construed as an amendment of any Employee Benefit Plans, Umpqua Welfare Plan or Umpqua Group Plan, and (iv) no provision of this Section 7.5 shall create any third party beneficiary rights in any employee, director, former employee or former director (including any beneficiary or dependent of such employee, director, former employee or former director) of APB in respect of continued employment or service (or resumed employment or service) or any other matter.

(g)             Prior to the Effective Date, APB shall take all actions requested by Umpqua that may be necessary or appropriate to (i) cause one or more Employee Benefit Plans to terminate as of the Effective Date, or as of the date immediately preceding the Effective Date, (ii) cause benefit accruals and entitlements under any Employee Benefit Plan to cease as of the Effective Date, or as of the date immediately preceding the Effective Date, (iii) cause the continuation on and after the Effective Date of any contract, arrangement or insurance policy relating to any Employee Benefit Plan for such period as may be requested by Umpqua, or (iv) facilitate the merger of any Employee Benefit Plan into any employee benefit plan maintained by Umpqua. All resolutions, notices, or other documents issued, adopted or executed in connection with the implementation of this Section 7.5(g) shall be subject to Umpqua's prior review and approval.

(h)             Prior to the Effective Time, APB shall cooperate with Umpqua to allow Umpqua, in its sole discretion, to (i) arrange and conduct for employees of APB, an open enrollment period for Umpqua Group Plans (to the extent such plans will be made available to such employees) and employee orientation sessions (with such sessions to be held at times reasonably agreed to by Umpqua and APB), and (ii) meet with employees of APB (either individually or in groups) during breaks, outside of scheduled work hours or as otherwise agreed to by Umpqua and APB.

7.6 Indemnification of Directors and Officers; D&O Insurance.

(a)      In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Date, a director or officer of APB (the "Indemnified Parties") is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of APB, or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Date, the parties hereto agree to cooperate and use their reasonable best efforts to defend against and respond thereto. On and after the Effective Time, Umpqua shall indemnify and hold harmless, as and to the fullest extent permitted under applicable law, each Indemnified Party damages, liabilities, costs, expenses (including reasonable attorneys' fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable law upon receipt of an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification), judgments and fines incurred in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation, the Indemnified Parties may retain counsel reasonably satisfactory to them ; provided, however, that (1) Umpqua shall have the right to assume the defense thereof and upon such assumption Umpqua shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if Umpqua elects not to assume such defense or counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are issues which raise conflicts of interest between Umpqua and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them and to Umpqua (in accordance with the terms of the Indemnification Agreements) after notification, and Umpqua shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (2) Umpqua shall not be liable for any settlement effected without its prior written consent, which shall not be unreasonably withheld, conditioned, or delayed; and (3) Umpqua shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law or to any Indemnified Party that commits fraud or acted in bad faith and not in a manner such Indemnified Party believed to be in or not opposed to the best interests of APB.

(b)             Any Indemnified Party wishing to claim indemnification under Section 7.6(a), upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Umpqua thereof, provided that the failure to so notify Umpqua shall not relieve Umpqua of its obligations hereunder except to the extent that such failure materially prejudices Umpqua. Umpqua's obligations under Section 7.6(a) continue in full force and effect for a period of six years from the Effective Date; provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim.

(c)              Umpqua agrees that all rights to indemnification in favor of an Indemnified Party as provided in the APB Articles, the APB Bylaws and the Indemnification Agreements as in effect as of the date of this Agreement with respect to matters occurring prior to the Effective Time, shall survive the Merger and continue in full force and effect in accordance with their terms, and shall be honored by Umpqua or its successor as if they were the indemnifying party thereunder, without any amendment thereto, for a period of six years from the Effective Date, provided, further, however, that nothing contained in this Section 7.6(c) shall be deemed to preclude the liquidation, consolidation or merger of APB, in which case all of such rights to indemnification and limitations on liability shall be deemed to so survive and continue as an obligation of Umpqua or the successor to APB notwithstanding any such liquidation, consolidation or merger. Nothing in this Section 7.6(c) shall require any amendment to the articles of incorporation or bylaws of Umpqua.

(d)             Umpqua, from and after the Effective Date, will cause the persons who served as directors or officers of APB on or before the Effective Date to be covered by APB's existing directors' and officers' liability insurance policy. Such insurance coverage shall commence on the Effective Date and will be provided for a period of no less than six years after the Effective Date

(e)              If Umpqua or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or Surviving Bank or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Bank shall assume all of the obligations set forth in this Section 7.6.

(f)              The provisions of Section 7.6(a), (b), (c), (d), and (e) are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives.

7.7   Formation and Obligations of UB Subsidiary. As soon as practicable after the date hereof, and in any event prior to the Effective Time, Umpqua shall take all action necessary to cause UB Subsidiary (i) to be duly and validly formed and (ii) promptly thereafter to deliver an executed joinder to this Agreement, substantially in the form attached as Exhibit D (the "UB Subsidiary Joinder"). Purchaser shall take all action necessary to cause UB Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

8. CONDITIONS TO OBLIGATIONS OF UMPQUA.

The obligation of Umpqua to consummate the Merger is subject to the fulfillment or written waiver by Umpqua, prior to the Effective Time, of each of the following conditions:

8.1   APB Shareholder Approval. Approval of the principal terms of this Agreement by the requisite vote of the shareholders of APB Common Stock.

8.2   Dissenters. The total number of shares of APB Common Stock that are Dissenting Shares shall not exceed 10% of the total outstanding shares of APB Common Stock.

8.3   No Injunction. No court or other Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) (collectively, an "Order") that is in effect and restrains, enjoins or otherwise prohibits consummation of the transactions contemplated by this Agreement.

8.4   No Banking Moratorium. Absence of a banking moratorium or other suspension of payment by banks in the United States or any new material limitation on extension of credit by commercial banks in the United States.

8.5   Regulatory Approvals. All consents, orders, waivers and approvals from Regulatory Authorities required to consummate the transaction contemplated by this Agreement shall have been obtained and shall remain in full force and effect and all statutory or regulatory waiting periods in respect thereof shall have expired, and no such consents, orders, waivers or approvals shall contain any conditions, restrictions or requirements, that the Umpqua Board reasonably determines: (i) to be materially burdensome in the context of the transactions contemplated by this Agreement including without limitation, requirements relating to the raising of additional capital or the disposition of assets, or (ii) would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Umpqua.

8.6   Other Consents. Receipt of the consents or approvals necessary for consummation of the transactions contemplated by this Agreement as listed in Schedule 8.6.

8.7   Continuing Accuracy of Representations and Warranties. The representations and warranties of APB (i) that are qualified by reference to Material Adverse Effect being true at and as of the Effective Date as though such representations and warranties were made at and as of the Effective Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and (ii) set forth in this Agreement that are not qualified by reference to Material Adverse Effect being true and correct as of the Effective Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 8.7(ii) shall be deemed to have been satisfied even if any representations and warranties of the APB are not so true and correct unless the failure of such representations and warranties of the APB to be so true and correct, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect with respect to APB.

8.8   Performance. APB shall have performed in all material respects all obligations required to be performed on its part by this Agreement, and shall have complied in all material respects with all covenants required to be complied with on its part by this Agreement, at or prior to the Effective Date.

8.9   No Material Adverse Effects. Between the date hereof and the Effective Date, the absence of any event or circumstance that would reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect with respect to APB.

8.10   Certificate. Receipt by Umpqua of a Certificate of the Chief Executive Officer and the

Chief Financial Officer of APB, dated as of the Effective Date, certifying to the best of their knowledge the fulfillment of the conditions specified in Sections 8.1, 8.2, 8.3, 8.5, 8.7, 8.8, and 8.9 hereof and such other matters with respect to the fulfillment by APB of any of the conditions of this Agreement as Umpqua may reasonably request.

8.11   Employee Agreements. Each Employment Agreement entered into by those executives listed in Schedule 8.11 has not been amended or rescinded and remains in full force and effect.

8.12   Director Agreements. Each Director Agreement entered into by the directors of APB has not been amended or rescinded and remains in full force and effect as of the Effective Date.

9. CONDITIONS TO OBLIGATIONS OF APB.

The obligation of APB to consummate the Merger is subject to the fulfillment or written waiver by APB, prior to the Effective Time, of each of the following conditions:

9.1   Shareholder Approval. Approval of the principal terms of this Agreement by the requisite vote of the shareholders of APB Common Stock.

9.2   No Injunction. No court or other Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order that is in effect and restrains, enjoins or otherwise prohibits consummation of the transactions contemplated by this Agreement.

9.3   No Banking Moratorium. Absence of a banking moratorium or other suspension of payment by banks in the United States or any new material limitation on extension of credit by commercial banks in the United States.

9.4   Regulatory Approvals. All consents, orders, waivers and approvals from Regulatory Authorities required to consummate the transaction contemplated by this Agreement shall have been obtained and shall remain in full force and effect and all statutory or regulatory waiting periods in respect thereof shall have expired, and no such consents, orders, waivers or approvals shall contain any conditions, restrictions or requirements, that the Umpqua Board reasonably determines: (i) to be materially burdensome in the context of the transactions contemplated by this Agreement including without limitation, requirements relating to the raising of additional capital or the disposition of assets, or (ii) would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Umpqua.

9.5   Other Consents. Receipt of the consents or approvals necessary for consummation of the transactions contemplated by this Agreement as listed in Schedule 9.5.

9.6   Continuing Accuracy of Representations and Warranties. The representations and warranties of Umpqua: (i) that are qualified by reference to Material Adverse Effect being true at and as of the Effective Date as though such representations and warranties were made at and as of the Effective Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and (ii) set forth in this Agreement that are not qualified by reference to Material Adverse Effect being true and correct as of the Effective Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 9.6(ii) shall be deemed to have been satisfied even if any representations and warranties of Umpqua are not so true and correct unless the failure of such representations and warranties of Umpqua to be so true and correct, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect with respect to Umpqua.

9.7   Performance; Compliance. Umpqua shall have performed in all material respects all obligations required to be performed on its part by this Agreement, and shall have complied in all material respects with all covenants required to be complied with on its part by this Agreement, prior to or at the Effective Date.

9.8   No Material Adverse Effects. Between the date hereof and the Effective Date, the absence of any event or circumstance that would reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect with respect to Umpqua.

9.9   Certificate. Receipt by APB of a Certificate of the President and Chief Financial Officer of Umpqua, dated as of the Effective Date, certifying to the best of their knowledge the fulfillment of the conditions specified in Sections 9.2, 9.4, 9.6, 9.7, and 9.8 hereof and such other matters with respect to the fulfillment by Umpqua of any of the conditions of this Agreement as APB may reasonably request.

9.10   UB Subsidiary Joinder. APB shall have received from UB Subsidiary the UB Subsidiary Joinder.

10.     CLOSING.

Subject to the satisfaction or waiver of the conditions set forth in Section 8 and Section 9, the closing of the Merger (the "Closing") will take place in the office of Lane Powell PC, Portland, Oregon, or such other location as the parties may mutually agree at such time and on the date designed by Umpqua that is within fifteen days following the day on which the conditions to closing set forth in Section 8 and Section 9 are satisfied or waived other than those conditions that by their nature are to be satisfied at the Closing (the "Effective Date"), or at such other time and place as the parties may agree.

11.     TERMINATION.

11.1   Procedure for Termination. This Agreement may be terminated before the Effective

Date:

(a)              By the mutual written consent of Umpqua and APB;

(b)             By either party if its Board of Directors so determines by vote of a majority of the members of its entire Board of Directors, upon written notice to the other party, if at the time of such notice the Merger shall not have become effective by November 30, 2012 (or such later date as shall have been agreed to in writing by Umpqua and APB) except to the extent that the failure of the Merger to be consummated arises out of or results from the knowing action or inaction of the party seeking to terminate, which action or inaction is in violation of its obligations under this Agreement;

(c)              By Umpqua or APB in the event of either: (i) a breach by the other party of any representation or warranty contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; or (ii) a breach by the other party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching part of such breach, provided that (A) such breach (under either clause (i) or (ii)) would entitle the non-breaching party not to consummate the Merger under Section 8 (if Umpqua is the non-breaching party) or Section 9 (if APB is the non-breaching party), and (B) the terminating party is not itself in material breach of any provision of this Agreement;

(d)             By APB, if the APB Board determines in good faith (after consultation with independent legal counsel) that such action is required in order for the directors to comply with their respective fiduciary duties under applicable law;

(e)              By either party if any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the approval by the shareholders of APB);

(f)              By either party if APB shareholders fail to approve the principal terms of this Agreement at the APB Meeting; or

(g)      By Umpqua if the APB Board (i) submits this Agreement to its shareholders without a recommendation for approval or with any adverse conditions on, or qualifications of, such recommendation for approval; (ii) otherwise withdraws or materially and adversely modifies (or discloses its intention to withdraw or materially and adversely modify) its recommendation referred to in Section 6.5; or (iii) recommends to its shareholders an Acquisition Proposal other than the Merger.

11.2   Effect of Termination.

11.2.1 Except as provided in Section 12.17, in the event this Agreement is terminated pursuant to Section 11.1(a), 11.1(b), or 11.1(e), this Agreement shall become wholly void and of no further force and effect and there shall be no liability on the part of any party or its respective Board of Directors as a result of such termination or abandonment. The termination of this Agreement shall not terminate the payment obligations of the parties under Section 11.2.2 and 11.2.3.

11.2.2 (a) If this Agreement is terminated (i) by Umpqua pursuant to Section

11.1(c), (ii) by APB pursuant to Section 11.1(d), or (iii) by either party pursuant to Section 11.1(f) (provided that no failure of any covenant, condition, representation or warranty on the part of Umpqua or within the reasonable control of APB shall have proximately caused the failure of APB shareholders to have approved the principal terms of this Agreement), or (iv) by Umpqua pursuant to Section 11.1(g), then APB agrees to pay to Umpqua its reasonable expenses incurred in entering into and attempting to consummate the transaction up to a maximum of $250,000 (or $175,000 in the event of termination in accordance with 11.2.2(a)(iii)), to be paid within thirty (30) days after Umpqua's request; provided, however, if Umpqua has terminated the Agreement as a result of APB's willful failure (that APB created) to comply with any material covenant within the control of APB set forth in Section 6, it agrees to pay Umpqua an additional $500,000, to be paid within thirty (30) days after Umpqua's request.

(b)           If this Agreement is terminated (i) by Umpqua pursuant to Section 11.1(c), (ii) by APB pursuant to Section 11.1(d) or (iii) by Umpqua pursuant to Section 11.1(g), and APB enters publicly announces a proposal, plan or intention to do or enters into any agreement to engage in any of items (1), (2) or (3) of the definition of Acquisition Proposal prior to the date that is 9 (nine) months from the date of termination and such Acquisition Proposal had been proposed prior to the date of the APB shareholder meeting in the case of termination pursuant to Section 11.1(g) or prior to the date of termination in the case of termination pursuant to Section 11.1(c) or 11.1(d), then APB will, within thirty (30) days after Umpqua's request, pay Umpqua the sum of $1,600,000 (reduced by any amounts paid or payable pursuant to 11.2.2(a)).

(c)            This Section 11.2.2 shall be the sole remedy in favor of Umpqua for termination of this Agreement pursuant to Sections 11.1(c), 11.1(d), 11.1(f) or 11.1(g), and Umpqua specifically waives the protections of any other legal or equitable remedies that otherwise might be available to Umpqua.

11.2.3 If this Agreement is terminated by APB pursuant to Section 11.1(c), then Umpqua agrees to pay to APB its reasonable expenses incurred in entering into and attempting to consummate the transaction up to a maximum of $250,000; provided, however, if APB has terminated the Agreement as a result of Umpqua's willful failure (that Umpqua created) to comply with any material covenant within the control of Umpqua set forth in Section 7, it agrees to pay APB an additional $500,000, to be paid within thirty (30) days after APB's request. This Section 11.2.3 shall be the sole remedy in favor of APB for termination of this Agreement pursuant to the sections named in the first sentence, and APB specifically waives the protections of any other legal or equitable remedies that otherwise might be available to APB.

11.3   Documents. In the event of termination of this Agreement, each party will promptly deliver to the other party all originals and copies of documents and work papers obtained from the other party, whether so obtained before or after the execution hereof.

12. MISCELLANEOUS PROVISIONS.

12.1   Amendment or Modification. Prior to the Effective Date, this Agreement and the Agreement of Merger may be amended or modified, either before or after approval by the shareholders of APB and Umpqua, only by an agreement in writing executed by the parties hereto upon approval of their respective Boards of Directors, except to the extent shareholder approval is required under applicable law.

12.2   Public Statements. Each of Umpqua and APB agree that it will not, without the prior approval of the other party, which shall not be unreasonably withheld, issue any press release or written statement for general circulation relating to the transactions contemplated by this Agreement. The consent provided for in this Section 12.2 shall not be required if the delay would preclude the timely issuance of a press release or written statement required by law or any applicable regulations. The provisions of this Section 12.2 shall not be construed as limiting the parties from communications consistent with the purposes of this Agreement, including but not limited to seeking regulatory and shareholder approvals necessary to complete the transactions contemplated by this Agreement.

12.3   Confidentiality. Each party shall treat the non-public information that it obtains from the other parties to this Agreement in accordance with the Confidentiality Agreement.

12.4   Waivers and Extensions. Each of the parties hereto may, by an instrument in writing, extend the time for or waive the performance of any of the obligations of the other parties hereto or waive compliance by the other parties hereto of any of the covenants or conditions contained herein or in the Agreement of Merger, other than those required by law. No such waiver or extension of time shall constitute a waiver of any subsequent or other performance or compliance. No such waiver shall require the approval of the shareholders of any party.

12.5   Expenses. Each of the parties hereto shall pay their respective expenses in connection with this Agreement and the Agreement of Merger and the transactions contemplated thereby, except as otherwise may be specifically provided.

12.6   Financial Advisors. APB is solely responsible for the payment of its own financial advisor fees; provided, however, Umpqua agrees to pay, to the extent accrued by APB prior to the Effective Time, Keefe Bruyette & Woods the "Transaction Fee" and expenses of Keefe Bruyette & Woods per the terms of APB's Engagement Letter with Keefe Bruyette & Woods dated January 24, 2012 (the "KBW Fee") within fifteen (15) days following the Effective Time.

12.7   Binding Effect, No Assignment. This Agreement and all the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder, shall be assigned by any of the parties hereto without the prior written consent of the other parties.

12.8   Representations and Warranties. The respective representations and warranties of each party hereto contained herein shall not be deemed to be waived or otherwise affected by any investigation made by the other parties and shall expire as of the Effective Date.

12.9   Remedies. Except for claims based upon fraud of the parties or their representatives, the only remedy available to any party hereunder is for amounts payable pursuant to Section 11.2.

12.10 No Benefit to Third Parties. Except for Section 7.5 and Section 7.6, nothing herein expressed or implied is intended or shall be construed to confer upon or give any person or entity, other than the parties hereto, any right or remedy under or by reason hereof. Representations, warranties and covenants of Umpqua herein are for the benefit of APB only and expire as of the Effective Date.

Representations, warranties and covenants of APB herein are for the benefit of Umpqua only and expire as of the Effective Date.

12.11 Notices. Any notice, demand or other communication permitted or desired to be given hereunder shall be in writing and shall be deemed to have been sufficiently given or served for all purposes if personally delivered or mailed by registered or certified mail, return receipt requested, or sent via confirmed facsimile to the respective parties at their addresses or facsimile numbers set forth below:

If to Umpqua or UB Acquisition Subsidiary:

Umpqua Holdings Corporation

One SW Columbia Street, Suite 1200

Portland, OR 97258

Attn: Raymond P. Davis, President & CEO

Fax: (971) 544-3750

Copies of Notices to Umpqua to:

Andrew H. Ognall

Lane Powell PC

601 SW Second Avenue, Suite 2100

Portland, OR 97204

Fax: (503) 778-2200

If to APB:

American Perspective Bank

4051 Broad Street, Suite 140

San Luis Obispo, CA 93401

Attn: Mark A. Crawford, President & CEO

Fax: (805) 547-2801

Copies of Notices to APB to:

S. Alan Rosen

Horgan, Rosen, Beckham & Coren L.L.P. 23975 Park Sorrento, Suite 200

Calabasas, California 91302- 4001

Fax: (818) 591-3838

Any party from time to time may change such address or facsimile number by so notifying the other parties hereto of such change, which address or number shall thereupon become effective for purposes of this Section 12.11.

12.12 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Oregon.

12.13 Entire Agreement. This Agreement, including all of the schedules and exhibits hereto and other documents or agreements referred to herein, constitutes the entire agreement between the parties with respect to the Mergers and other transactions contemplated hereby and supersedes all prior agreements and understandings between the parties with respect to such matters.

12.14 Headings. The article and section headings in this Agreement are for the convenience of the parties and shall not affect the interpretation of this Agreement.

12.15 Counterparts. At the convenience of the parties, this Agreement may be executed in counterparts, and each such executed counterpart shall be deemed to be an original instrument, but all such executed counterparts together shall constitute but one Agreement.

12.16 Material Change. As used in this Agreement, a "Material Adverse Effect" means, with respect to Umpqua or APB, any effect, circumstance, occurrence or change that (i) is material and adverse to the financial position, results of operations or business of Umpqua or APB, as the case may be, or (ii) would materially impair the ability of either Umpqua or APB, respectively, to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that a material adverse effect or change shall not be deemed to include the impact of: (a) changes in banking and similar laws of general applicability or interpretations thereof by governmental authorities; (b) changes in GAAP or regulatory accounting requirements applicable to banks and their holding companies generally; (c) changes in economic conditions affecting financial institutions generally or that are the results of acts of war or terrorism; (d) actions taken by APB in compliance with Section 6.13 of the APB Disclosure Schedule; (e) any failure by APB and or Umpqua, as the case may be, to meet any published analyst estimates of revenues or earnings for any period ending on or after the date of this Agreement and prior to the Closing, provided, however, that the exception in this clause (e) shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure has resulted in, or contributed to, a Material Adverse Effect; (f) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring changes taken in connection with the Merger, each in accordance with GAAP; or (g) the announcement of this Agreement or the transactions contemplated hereby; provided, further, that, with respect to clauses (a), (b), and (c), such change, event, circumstance or development does not (i) primarily relate only to (or have the effect of primarily relating only to) APB or Umpqua, as the case may be, or (ii) significantly disproportionately adversely affect APB or Umpqua, as the case may be, compared to other companies of similar size operating in the banking industry in which APB or Umpqua operate.

12.17 Survival. The agreements of Umpqua contained in Section 2, Section 7.5 and Section 7.6 of this Agreement shall survive the consummation of the Merger. Section 11 and Section 12 of this Agreement and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto, pursuant to the approval and authority duly given by resolutions adopted by a majority of their respective Boards of Directors, have each caused this Agreement to be executed by its duly authorized officers.

UMPQUA BANK	AMERICAN PERSPECTIVE BANK

Raymond P. Davis	Mark A. Crawford
President and Chief Executive Officer	President, Chief Executive Officer, and
Chief Credit Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OR REORGANIZATION]